UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. XXX-XXXX

Pre-Effective Amendment No.	☐

Post- Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-3330

Amendment No. 209	☐

(Check appropriate box or boxes.)

NATIONWIDE VARIABLE ACCOUNT – II
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Thomas E. Barnes, VP and Secretary, One Nationwide Plaza, Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering	May 1, 2008

Title of Securities Being Registered	Flexible Premium Deferred Variable Annuity Contract

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide Income ArchitectSM Annuity

Nationwide Life Insurance Company
Flexible Premium Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company through its Nationwide Variable Account-II
The date of this prospectus is May 1, 2008.

This prospectus contains basic information you should understand about the Contracts before investing.  Please read this prospectus carefully and keep it for future reference.

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs.  There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products.  With help from financial consultants and advisors, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates.  We offer a wide array of such products, many with different charges, benefit features and underlying investment options.  This process of comparison and analysis should aid in determining whether the purchase of the Contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.

The Statement of Additional Information (dated May 1, 2008), which contains additional information about the Contracts and the Variable Account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference.  The table of contents for the Statement of Additional Information is on page 34.  For general information or to obtain free copies of the Statement of Additional Information, call Nationwide's service center at 1-800-848-6331 (TDD 1-800-238-3035) or write:

            Nationwide Life Insurance Company
            5100 Rings Road, RR1-04-F4
            Dublin, Ohio 43017-1522

Information about this and our other products can be found at: www.nationwide.com.

Information about us and the Contract (including the Statement of Additional Information) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The SEC also maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information.

Before investing, understand that annuities and/or life insurance products are not insured by the FDIC or any other Federal government agency, and are not deposits or obligations of, guaranteed by, or insured by the depository institution where offered or any of its affiliates.  Annuities that involve investment risk may lose value.  These securities have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

The following is a list of the underlying mutual funds available under the Contract.

Nationwide Variable Insurance Trust ("NVIT")
•	Nationwide NVIT Investor Destinations Funds: Class II
➢	Nationwide NVIT Investor Destinations Moderate Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II

As an alternative to the underlying mutual funds available, you may also invest in one of the following:

•	Static Asset Allocation Models
➢	Balanced Option (50% NVIT - Nationwide NVIT Investor Destinations Moderate Fund: Class II and 50% NVIT - Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II)
➢	Capital Appreciation Option (50% NVIT - Nationwide NVIT Investor Destinations Moderate Fund: Class II and 50% NVIT - Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II)

Important Terms You Should Know

Please refer to these defined terms if you have any questions when you read your prospectus.

Annuitization Date - The date annuity payments begin.

Annuity commencement Date - The date that annuity payments are scheduled to begin.

Annuity unit - The unit of measure we use to calculate the value of variable annuity payments.

Contract - The legal agreement between you and Nationwide.  The Contract document contains critical information specific to your deferred variable annuity, including any endorsements or riders.

Contract Anniversary - The anniversary of the date we issue your Contract.

Contract Owner or you - The person, entity and/or joint Contract Owner that maintains all rights under the Contract, including the right to direct who receives income payments.

Contract Value - The total amount of money credited to you under your Contract.

Contract Year - The one-year period starting on the date we issue the Contract and each Contract Anniversary thereafter.

Date of Issue - The date the first purchase payment is applied to the Contract.

Death Benefit - The amount payable if the Contract Owner, joint Contract Owner or the Annuitant dies before the Annuity Commencement Date.

Excess Withdrawal Charge - The amount we deduct from your Contract Value if you withdraw money in excess of a specified amount.

Guaranteed Lifetime Withdrawal Amount - The guaranteed amount you can withdraw from the Contract before the next Contract Anniversary without reducing the Guaranteed Lifetime Withdrawal Base.  This amount is non-cumulative, meaning that it cannot be carried over from one year to the next.

Guaranteed Lifetime Withdrawal Base - The amount upon which your Guaranteed Lifetime Withdrawal Amount is calculated.  The base may increase at every Contract Anniversary based on the terms and conditions of your Contract.

General Account - An account that includes our company assets, which are available to our creditors.

Individual Retirement Account - An account that qualifies for favorable tax treatment under Section 408(a) of the Internal Revenue Code, but does not include Roth IRAs.

Individual Retirement Annuity or IRA - An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

Investment-Only Contract - A contract purchased by a qualified pension, profit-sharing or stock bonus plan as defined by Section 401(a) of the Internal Revenue Code.

Nationwide, we or our - Nationwide Life Insurance Company.

Non-Qualified Contract - A contract that does not qualify for favorable tax treatment as a Qualified Plan, IRA, Roth IRA, SEP IRA or Simple IRA.

Qualified Plan - A retirement plan that receives favorable tax treatment under Section 401 of the Internal Revenue Code, including Investment-Only Contracts.  In this prospectus, all provisions applicable to Qualified Plans also apply to Investment-Only Contracts unless specifically stated otherwise.

Roth IRA - An annuity contract which qualifies for favorable tax treatment under Section 408A of the Internal Revenue Code.

SEC - Securities and Exchange Commission.

SEP IRA- An annuity contract which qualifies for favorable tax treatment under Section 408(k) of the Internal Revenue Code.

Simple IRA - An annuity contract which qualifies for favorable tax treatment under Section 408(p) of the Internal Revenue Code.

Sub-accounts - Divisions of the Variable Account for which you can elect to invest.  Each sub-account corresponds to a single underlying mutual fund.

Valuation Date - Each day the New York Stock Exchange and our home office are open for business, or any other day during which there is a sufficient degree of trading of underlying mutual fund shares such that the current net asset value of accumulation units or annuity units might be materially affected.  Values of the Variable Account are determined as of the close of the New York Stock Exchange, which generally closes at 4:00 p.m. Eastern Time, but may close earlier on certain days and as conditions warrant.

Valuation Period - The period of time commencing at the close of a Valuation Date and ending at the close of business for the next succeeding valuation date.

Variable Account - Nationwide Variable Account-II, a separate account we maintain that contains Variable Account allocations.  The Variable Account is divided into Sub-accounts, each of which invests in shares of a separate underlying mutual fund.

You - In this prospectus, “you” means the Contract Owner and/or joint Contract Owner.

Table of Contents	Page
Important Terms You Should Know	2
Contract Expenses	5
Underlying Mutual Fund Annual Expenses	5
Example	5
Overview	7
Condensed Financial Information	10
Financial Statements	10
Nationwide Life Insurance Company	10
Nationwide Investment Services Corporation	11
Investing in the Contract	11
The Variable Account and Underlying Mutual Funds
The Contract in General	12
Distribution, Promotional and Sales Expenses
Underlying Mutual Fund Payments
Profitability
Standard Charges and Deductions	14
Administrative Fee
Mortality and Expense Risk Fee
Guaranteed Lifetime Withdrawal Fee
Excess Withdrawal Charge
Premium Tax Charge
Optional Benefit	16
Spousal Continuation Option
Ownership and Interests in the Contract	16
Contract Owner
Joint Contract Owner
Contingent Owner
Annuitant
Contingent Annuitant
Beneficiary and Contingent Beneficiary
Changes to the Parties to the Contract
Operation of the Contract	18
Minimum Initial and Subsequent Purchase Payments
Pricing
Application and Allocation of Purchase Payments
Transfer Requests
Transfer Restrictions
Transfers Prior to Annuitization
Transfers After Annuitization
Right to Examine and Cancel	21
Surrender (Redemption) Prior to Annuitization	21
Partial Surrenders (Partial Redemptions)
Full Surrenders (Full Redemptions)
Surrender (Redemption) After Annuitization	22
Assignment	22
Contract Owner Services	22
Asset Rebalancing
Systematic Withdrawals
Guaranteed Lifetime Withdrawals	23
Death Benefits	27
Death Benefit Payment
Death Benefit Calculations
Annuity Commencement Date	28
Annuitizing the Contract	29
Annuitization Date
Annuitization
Variable Annuity Payments
Frequency and Amount of Annuity Payments

Annuity Payment Options	30
Annuity Payment Options for Contracts with Total Purchase Payments Less Than or Equal to $2,000,000
Annuity Payment Options for Contracts with Total Purchase Payments Greater Than $2,000,000
Statements and Reports	31
Legal Proceedings	31
Table of Contents of Statement of Additional Information	34
Appendix A: Underlying Mutual Funds	35
Appendix B: Condensed Financial Information	36
Appendix C: Contract Types and Tax Information	37

Contract Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, or surrendering the Contract.

The first table describes the fees and expenses you will pay at the time the Contract is purchased, surrendered, or when cash value is transferred between investment options.

Contract Owner Transaction Expenses
Front End Sales Load	None
Maximum Excess Withdrawal Charge (as a percentage of purchase payments surrendered)	5%
Range of Excess Withdrawal Charge over time:
Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5
Excess Withdrawal Charge Percentage	5%	5%	4%	3%	2%	0%

Maximum Premium Tax Charge (as a percentage of purchase payments)                                                                                                                                                          5%1

The next table describes the fees and expenses that you will pay periodically during the life of the Contract (not including underlying mutual fund fees and expenses) and if you elect the optional benefit.

Recurring Contract Expenses and Summary of Maximum Contract Expenses
Variable Account Annual Expenses Fees assessed at an annualized rate as a percentage of the daily net assets Administrative Fee	0.20%
Mortality and Expense Risk Fee Fees assessed annually as a percentage of the Guaranteed Lifetime Withdrawal Base[2] Guaranteed Lifetime Withdrawal Fee	0.20% 0.60%
Spousal Continuation Option	0.10%

Underlying Mutual Fund Annual Expenses

The next table provides the minimum and maximum total operating expenses, as of December 31, 2006, charged by the underlying mutual funds periodically during the life of the Contract.  More detail for each underlying mutual fund’s fees and expenses is contained in each underlying mutual fund’s prospectus.

Total Annual Underlying Mutual Fund Operating Expenses	Minimum	Maximum

(expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of average underlying mutual fund assets)	0.85%	0.86%

The minimum and maximum underlying mutual fund operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some underlying mutual funds.  Therefore, actual expenses could be lower.  Refer to the underlying mutual fund prospectuses for specific expense information.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include your transaction expenses, contract fees, Variable Account annual expenses, and underlying mutual fund fees and expenses.  The Example does not reflect premium taxes, which if reflected, will result in higher expenses.

The Example assumes:
•	a $25,000 investment in the Contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the underlying mutual funds;
•	the Maximum Excess Withdrawal Charge; and
•	the election of the Spousal Continuation Option.

For those contracts that do not elect the Spousal Continuation Option, the expenses will be lower.

	If you surrender your Contract at the end of the applicable time period				If you do not surrender your Contract				If you annuitize your Contract at the end of the applicable time period
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (0.86%)	1,640	2,264	2,728	5,882	515	1,589	2,728	5,882	*	1,589	2,728	5,882
Minimum Total Underlying Mutual Fund Operating Expenses (0.85%)	1,637	2,256	2,715	5,855	512	1,581	2,715	5,855	*	1,581	2,715	5,855

*The Contracts sold under this prospectus do not permit annuitization during the first two Contract years.

1 We will charge between 0% and 5% of purchase payments for premium taxes levied by state or government entities.

2 For information about how the Guaranteed Lifetime Withdrawal Base is calculated, see “Does the Guaranteed Lifetime Withdrawal Base change or “step up?” later in this prospectus.

Overview

This prospectus overview provides some key information you should know about your Contract and is only a summary.  We encourage you to read the entire prospectus, the Statement of Additional Information and your Contract for more detailed information, since some states require different terms and conditions in our contracts.

The terms “you” or“your” refer to the Contract Owner or policyholder.  The terms we, us, our or Nationwide refer to Nationwide Life Insurance Company.  This prospectus contains many terms that may be new to you.  For additional terms and definitions, please refer to the Important Terms You Should Know section of this prospectus.

What type of Contract is explained in this prospectus?

A variable annuity is a contract you buy from an insurance company to help you accumulate assets and provide income for retirement. Variable annuities fluctuate in value based on the performance of the underlying investment options that you select.  We offer an optional benefit that may be added to your variable annuity Contract for an additional cost.  This optional benefit helps you customize this product to your unique needs.

Annuities are designed for long-term investing, and there may be disadvantages to withdrawing money if you are not 59½.  If you decide to take a withdrawal, your death benefit and cash value will be reduced.  Withdrawals from your annuity contract may be subject to ordinary income taxes and charges.  These charges are discussed in the Standard Charges and Deductions section of your Prospectus.

How does my Contract work?

Annuity contracts operate in two phases.  The first phase is the accumulation period.  The second phase is the annuitization period, which begins on the Contract’s annuitization date.

The accumulation period allows you to invest money into your Contract.  During the annuitization period, we make annuity payments according to the terms of the contract.  This Contract also allows you to maintain a stream of income during the accumulation period by taking advantage of Guaranteed Lifetime Withdrawals.

How can I invest in my Contract?

You can make deposits into your Contract, called purchase payments, during the accumulations phase of your Contract.  We allocate these purchase payments among the investment options you select.  Your Contract Value and the amount available to annuitize will be determined by the performance of the investment options during the accumulation phase.

The table below illustrates the minimum amount of money you need to invest to open the Contract, called the initial purchase payment.  While not required, you can continue to contribute to your Contract after it begins, by making subsequent purchase payments.

Type of Contracts	Minimum Initial Purchase Payment	Minimum Subsequent Purchase Payments
		Automatic Electronic Payment	Other Type of Payments
Non-Qualified, IRA, Roth IRA, SEP IRA, Simple IRA, Investment-Only, Charitable Remainder Trust	$25,000	$50	$500

What are my investment choices?

You may allocate your money among a variety of investment options, sometimes referred to as Sub-accounts.  Your purchase payments are deposited into a Sub-account of a separate account that invests in the underlying mutual funds you select from the list in this prospectus.  Underlying mutual funds offered in this Contract are not publicly traded mutual funds.  The amount you decide to invest in a Sub-account may increase or decrease depending on the performance of the corresponding underlying mutual fund.  To find out more information about an underlying mutual fund, you should review the corresponding prospectus containing a full description of the mutual fund.  Aside from charges that we deduct, your investment experience will be the same as if you invested directly into a fund; however, we do not provide investment advice, and we encourage you to consult a financial advisor.

How can I change my investment choices?

When you begin your Contract, you will designate how your purchase payments will be allocated among the underlying Sub-accounts offered in your Contract.  You may change how your continuing purchase payments are allocated at any time, subject to the terms and conditions of your Contract.

During the accumulation and annuitization periods of your Contract, you may transfer your investment amounts among Sub-accounts, subject to certain restrictions described below in the Transfer Restrictions section of this prospectus.

Annuities are designed for the long-term investor, so underlying mutual funds may assess a short-term trading fee for frequent transfers between investment options.  Frequent transfers between investment options harm the long-term investor by increasing mutual fund transaction costs and disrupting a mutual fund manager’s ability to manage a fund.  Short-term trading fees compensate the underlying mutual fund and the Contract Owners in that fund for the negative impact on fund performance that may result from frequent trading strategies.

We have entered into agreements with the underlying mutual funds according to Rule 22c-2 of the Investment Act of 1940 to detect and discourage abusive short-term trading.  If an underlying mutual fund detects a violation of its short-term trading policy, we are obligated to provide tax identification numbers and other Contract Owner transaction information to the underlying mutual fund upon its request.

Can I access my money?

Yes. During the accumulation period, you may withdraw some or all of your Contract Value; however, you may be assessed an Excess Withdrawal Charge, which will not exceed 5% of the amount you choose to withdraw.  Upon electing annuitization, additional purchase payments are no longer permitted.  For additional information on annuity payment options, see the Annuitizing the Contract section.

What are the standard features of this Contract?

Beneficiary Protection

We provide beneficiary protection through a guaranteed death benefit.  Should you  die before annuitizaton, the beneficiary will receive at least the Contract Value.  If the Contract Owner has elected the Spousal Continuation Option, no death benefit will be paid at the time of the first spouse’s death.  The death benefit will be paid only after the remaining spouse’s death.  For additional information on the death benefit calculations and the death benefit if the Spousal Continuation Option is selected, please see the Death Benefits section of this prospectus.

Guaranteed Lifetime Withdrawals

Guaranteed Lifetime Withdrawals allow you to take withdrawals from the Contract during the accumulation phase.  The Guaranteed Lifetime Withdrawal Amount varies based on the number of years you have owned the Contract.  Once you (and your spouse if you elect the Spousal Continuation Option) reach 59 ½, your withdrawals are guaranteed for the rest of your life, even if the Contract Value falls to zero, as long as you do not take more than the Guaranteed Lifetime Withdrawal Amount.  This feature is included in your base Contract.  The Guaranteed Lifetime Withdrawal Amount is determined as follows:

Guaranteed Lifetime Withdrawal Base	X	Guaranteed Lifetime Withdrawal Percentage
Your Guaranteed Lifetime Withdrawal Base is equal to the highest Contract Value (on any Contract Anniversary), adjusted for deposits or withdrawals above the Guaranteed Lifetime Withdrawal Amount.

Note:  The Guaranteed Lifetime Withdrawal Base will never decrease due to market performance, even if your Contract Value goes down.

Your Guaranteed Lifetime Withdrawal Percentage is based on the number of years you owned the Contract before withdrawals began.

# of Completed Years              Lifetime Withdrawal
by Date of Issue*                              Percentage

0 – 4                                                        5%
5 – 9                                                        5.5%
10+                                                          6%

*This table shows the maximum withdrawal percentage that is guaranteed for life.  Your Guaranteed Lifetime Withdrawal Percentage locks in upon your first withdrawal after the contract owner attains age 59½.  If you take more than the maximum Guaranteed Lifetime Withdrawal Amount, your future Guaranteed Lifetime Withdrawal Amounts will be reduced but not your Guaranteed Lifetime Withdrawal Percentage.

What additional option may I purchase under this Contract?

Spousal Continuation Option

For an additional charge of 0.10% of the Guaranteed Lifetime Withdrawal Base, you can elect at the time of application to add a Spousal Continuation Option (not available for Contracts issued as Charitable Remainder Trusts).  The Spousal Continuation Option allows a surviving spouse to continue to receive, for the duration of his or her lifetime, the Guaranteed Lifetime Withdrawal Amount, provided that certain conditions are satisfied.  Please refer to the Optional Benefit section of this Prospectus for more information.

What charges or fees do I pay under this Contract?

We assess two types of charges under your Contract.  The first type of charge is for Contract Owner transaction expenses, which occur when you buy or surrender your Contract or when cash value is transferred between investment options.  These charges include the Excess Withdrawal Charge and the premium tax charge.

The second type of charge includes periodic expenses, such as Variable Account fees and fees to maintain an optional benefit.  All fees and expenses are displayed in the Contract Expenses section of this prospectus and are explained in the Standard Charges and Deductions section and Optional Benefit section of this prospectus.

What are the tax consequences of owning this Contract?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out.  All or part of the following distributions from a Contract may constitute a taxable payout of earnings:
•	Full or partial withdrawals (including surrenders and systematic withdrawals);
•	Payment of death benefit proceeds; and
•	Periodic payments under one of our annuity payment options.

How much you will be taxed on distributions is based upon complex tax rules and depends on matters such as:
•	The type of distribution;
•	When the distribution is made;
•	The nature of any Qualified Plan for which the Contract is being used; and
•	The circumstances under which the payments are made.

In addition, we assess a charge for any premium taxes levied by state governments.  Please refer to Appendix C: Contract Type and Tax Information and the Premium Taxes section of this prospectus for more information.

What is annuitization?

In addition to the benefits of Guaranteed Lifetime Withdrawals previously discussed, income is also available through annuitization. Annuitization provides the opportunity to receive guaranteed payments for the rest of the annuitant’s life and this may include the life of the annuitant’s spouse.  The primary benefit of annuitization is a guaranteed income stream for life.  You may choose a fixed or variable annuitization method or combine both methods to help provide future financial stability and inflation protection.   Annuitization may also provide a guaranteed income stream for spouses and/or beneficiaries should you predecease them.  You may also receive tax benefits by spreading your tax liability over the period of annuitization.  For additional tax information, you should consult your tax advisor.

Can I return my Contract?

Under state insurance laws, you have the right, during a limited period of time, to examine your Contract and decide if you want to keep it or cancel it.  This right is referred to as your “free look” right.  The length of this time period depends on the law of your state, and may vary depending on whether or not your purchase is a replacement of another annuity product or life insurance policy.  Check your Contract for more details about your free look right.

Ask questions before you invest!

Before you decide to buy any variable annuity, you should consider the following questions:

➢	Will you use the variable annuity to save for retirement or a similar long-term goal?

➢	Are you investing in the variable annuity through a retirement plan or IRA (which would mean that you are not receiving any additional tax-deferral benefit from the variable annuity)?

➢	Are you willing to take the risk that your contract value may decrease if your underlying investment options perform poorly?

➢	Do you intend to maintain this variable annuity long enough to avoid paying any applicable withdrawal charges if you have to withdraw money?

➢
If you are exchanging one annuity for another, do the benefits of the exchange outweigh the costs, such as any applicable withdrawal charges you might have to pay if you withdraw your money from the new annuity?

Condensed Financial Information

The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying mutual funds and the assessment of Variable Account charges which may vary from Contract to Contract (for more information on the calculation of accumulation unit values, see "Determining Variable Account Value – Valuing an Accumulation Unit" in the Operation of the Contract section of this prospectus).  Please refer to Appendix B: Condensed Financial Information for information regarding the minimum and maximum class of accumulation unit values.  All classes of accumulation unit values may be obtained, free of charge, by contacting Nationwide’s home office at the telephone number listed on page 1 of this prospectus.

Financial Statements

Financial statements for the Variable Account and consolidated financial statements for Nationwide Life Insurance Company are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide’s home office at the telephone number listed on page 1 of this prospectus.

Nationwide Life Insurance Company

Nationwide is a stock life insurance company organized under Ohio law in March 1929, with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities and retirement products.  It is admitted to do business in all states, the District of Columbia and Puerto Rico.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Nationwide Investment Services Corporation

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215.  NISC is a wholly owned subsidiary of Nationwide.

Investing in the Contract

The Variable Account and Underlying Mutual Funds

Nationwide Variable Account-II is a Variable Account that invests in the underlying mutual funds listed in Appendix A.  Nationwide established the Variable Account on October 7, 1981 pursuant to Ohio law.  Although the Variable Account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the Variable Account.

Income, gains, and losses credited to, or charged against, the Variable Account reflect the Variable Account’s own investment experience and not the investment experience of our other assets.  The Variable Account’s assets are held separately from our assets and are not chargeable with liabilities incurred in any other business of Nationwide.  We are obligated to pay all amounts promised to Contract Owners under the contracts.

The Variable Account is divided into Sub-accounts, each corresponding to a single underlying mutual fund.  We use the assets of each Sub-account to buy shares of the underlying mutual funds based on Contract Owner instructions.

Each underlying mutual fund’s prospectus contains more detailed information about that fund.  Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the Variable Account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  You should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the Variable Account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the Contract may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  You will receive notice of any such changes that affect your Contract.  Additionally, not all of the underlying mutual funds are available in every state.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the Variable Account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Static Asset Allocation Models

In addition to investing in the various Sub-accounts that correspond to the underlying mutual funds, you may also invest in two static asset allocation models.  The two investment options include:

•	Balanced Option; and

•	Capital Appreciation Option.

The Balanced Option is an allocation of 50% NVIT-Nationwide NVIT Investor Destinations Moderate Fund: Class II and 50% NVIT-Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II.

The Capital Appreciation Option is an allocation of 50% NVIT - Nationwide NVIT Investor Destinations Moderate Fund: Class II and 50% NVIT-Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II.

You may only select either the Balanced Option or the Capital Appreciation Option, but not both at any given time.  Also, if you have selected one of these static asset allocation models, you may not invest in any of the other investment options (i.e. other underlying mutual funds) available in this Contract.  If you decide to invest in the underlying mutual funds in the Contract, you may transfer your Contract Value from the selected static asset allocation model into the underlying mutual fund(s).

For additional information on the funds in the static asset allocation models, see Appendix A: Underlying Mutual Funds.

Voting Rights

If you have allocated assets to the underlying mutual funds, you are entitled to certain voting rights.  We will vote your shares at special shareholder meetings based on your instructions.  However, if the law changes and we are allowed to vote in our own right, we may elect to do so.

If you have voting interests in an underlying mutual fund, you will be notified of issues requiring the shareholders’ vote as soon as possible before the shareholder meeting.  Notification will contain proxy materials and a form with which to give us voting instructions.  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of Contract Owners vote, each vote has a greater impact on and may control the outcome.

The number of shares that you may vote is determined by dividing the Cash Value that you have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund.  We will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through our other separate accounts.  We do not anticipate any disadvantages to this.  However, it is possible that a conflict may arise between the interests of the Variable Account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Contract Owners and those of other companies.  If a material conflict occurs, we will take whatever steps are necessary to protect you and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

We may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

The Contract in General

In order to comply with the USA Patriot Act and rules promulgated thereunder, we have implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

If this Contract is purchased to replace another variable annuity, be aware that the mortality tables used to determine the amount of annuity payments may be less favorable than those in the Contract being replaced.

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments.  Accordingly, we have designed the Contract to offer features, pricing, and investment options that encourage long-term ownership.  It is very important that contract owners and prospective contract owners understand all the costs associated with owning a Contract, and if and how those costs change during the lifetime of the Contract.  Contract and optional charges may not be the same in later Contract years as they are in early contract years.  The various Contract and optional benefit charges are assessed in order to compensate us for administrative services, distribution and operational expenses, and assumed actuarial risks associated with the Contract.

Following is a discussion of some relevant factors that may be of particular interest to you.

Distribution, Promotional and Sales Expenses

No commissions are payable on the sale of a contract described in this prospectus; however, we may pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market our products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of our products.  For more information on the exact compensation arrangement associated with this contract, please consult your registered representative.

Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.

The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The Variable Account aggregates Contract Owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The Variable Account (not you) is the underlying mutual fund shareholder.  When the Variable Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the Contract (as discussed above), which benefit the underlying mutual funds by providing contract owners with Sub-accounts that correspond to the underlying mutual funds.

An investment advisor or sub-advisor of an underlying mutual fund or its affiliates may provide us or its affiliates with wholesaling services that assist in the distribution of the Contract, and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the advisor or sub-advisor (or their affiliates) with increased exposure to persons involved in the distribution of the Contract.

Types of Payments We Receive.

In light of the above, the underlying mutual funds and their affiliates make certain payments to us or our affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the contracts and other variable contracts we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the contracts, paying expenses that we or our affiliates incur in promoting, marketing, and administering the contracts and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s advisor or sub-advisor (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e. Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the contracts (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the Contract.

Amount of Payments We Receive.

For the year ended December 31, 2006, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.40% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this Contract or other variable contracts that we and our affiliates issue.  Payments from investment advisors or subadvisors to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we and our affiliates receive depends on the assets of the underlying mutual funds attributable to the Contract, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to amount of payments we receive, go to www.nationwide.com.

Identification of Underlying Mutual Funds

We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund’s advisor or subadvisor is one of our affiliates or whether the underlying mutual fund, its advisor, its sub-advisor(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable contracts that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges in the Contract in relation to its features and benefits when making your decision to invest.  Please note that higher Contract and underlying mutual fund fees and charges have a direct effect on your investment performance.

Profitability

We consider profitability when determining the charges in the Contract.  In early Contract years, we do not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher.  We do, however, anticipate earning a profit in later Contract years.  In general, our profit will be greater the higher the investment return and the longer the Contract is held.

Standard Charges and Deductions

Administrative Fee

What is an Administrative Fee?

It is a fee that compensates us for the administrative costs associated with providing Contract benefits to you.  This includes preparing the prospectus and Contract, statements, annual reports, legal and accounting fees, and other related expenses.

How much is the fee and how is it deducted?

This fee is computed on a daily basis and is equal to an annualized rate of 0.20% of the daily net assets of the Variable Account.  We deduct this fee from the Variable Account.  We may profit from this fee, which may be used to pay for Contract distribution costs.

Mortality and Expense Risk Fee

What is a Mortality and Expense Risk Fee?

It is a fee that compensates us for expenses for providing insurance benefits under the Contract and expenses to distribute, issue and maintain annuity contracts, as well as compensating us for investment risk and longevity risk.

How much is the fee and how is it deducted?

This fee is computed on a daily basis and is equal to an annualized rate of 0.20% of the daily net assets of the Variable Account.  We deduct this fee from the Variable Account.  If the Mortality and Expense Risk Fee is insufficient to cover actual expenses, we bear the loss.  We may profit from this fee, which may be used to pay for Contract distribution costs.

Guaranteed Lifetime Withdrawal Fee

What is a Guaranteed Lifetime Withdrawal Fee?

It is a fee that compensates us for investment risk and longevity risk of paying Guaranteed Lifetime Withdrawals over the life of the  contract owner regardless of Contract Value.

How much is the fee and how is it deducted?

We deduct an annual fee of 0.60% of the Guaranteed Lifetime Withdrawal Base.  The fee is deducted on each Contract Anniversary and is taken from the Sub-accounts proportionally based on allocations at the time the fee is deducted by redeeming units.  If you surrender your entire Contract, a prorated fee will be deducted, and accumulation units will be redeemed proportionally from each Sub-account in which the Contract Owner is invested at the time the fee is taken.  We may profit from this fee.

Excess Withdrawal Charge

What is an Excess Withdrawal Charge?

An Excess Withdrawal Charge is a charge that we assess in order to recoup the costs associated with hedging activities we use in order to pay for your Guaranteed Lifetime Withdrawals under this Contract.  You will only be assessed this charge in certain situations as described later in this section.  We may realize a profit from this charge.

How is the Excess Withdrawal Charge assessed?

If you take withdrawals in excess of the 10% withdrawal privilege described later in this section, we may assess this charge.  The Excess Withdrawal Charge applies as follows:

Excess Withdrawal Charge
(as a percentage of purchase payments surrendered in excess of the 10% withdrawal privilege and subject to the Excess Withdrawal Charge)
Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5
Excess Withdrawal Charge Percentage	5%	5%	4%	3%	2%	0%

Note: Some states may require lower Excess Withdrawal Charges.  Please refer to your Contract or investment advisor for state specific information.

The Excess Withdrawal Charge is calculated by multiplying:

Excess Withdrawal Charge Percentage    x    Withdrawal amount greater than the 10% withdrawal privilege and subject to the ExcessWithdrawal Charge

Withdrawals are considered to come first from the oldest purchase payment made to the Contract, followed by the next oldest payment and so forth.  Earnings are not subject to an Excess Withdrawal Charge, but they may not be distributed prior to distributing all purchase payments.  (For tax purposes, a withdrawal is usually treated as a withdrawal of earnings first).

When will the Excess Withdrawal Charge not be assessed?

The maximum amount that can be withdrawn annually without an Excess Withdrawal Charge is the greater of:

(1)	10% of (purchase payments that are subject to an Excess Withdrawal Charge, minus purchase payments previously withdrawn that were already subject to the Excess Withdrawal Charge); or

(2)	an amount withdrawn to meet minimum distribution requirements for this Contract under the Internal Revenue Code.

For example, assume a scenario where the purchase payments equal $100,000 and the initial free withdrawal (“w/d”) equals $10,000
Withdrawal in year 1                                                                                                                   $15,000
Less: withdrawal free of charges                                                                                               $10,000   (0.10 x $100,000)
Purchase payment withdrawal subject to Excess Withdrawal Charges                              $  5,000

Withdrawal in year 2                                                                                                                   $15,000
Less: withdrawal free of charges                                                                                               $  9,500   (0.10 x ($100,000 – $5,000))
Purchase payment withdrawal subject to Excess Withdrawal Charges                              $  5,500

Because the withdrawal exceeded the free withdrawal amount, the free withdrawal amount available in future years decreases.

The 10% withdrawal privilege is not cumulative.  This means that any amount under the 10% withdrawal privilege not taken during any given Contract year cannot be carried over in to a subsequent Contract year.

If you wish to exercise the Required Minimum Distribution privilege, you may not also withdraw money under 10% Excess Withdrawal privilege .

Additionally, you will not be subject to an Excess Withdrawal Charge:

(1)	Upon annuitization of Contracts that have been in force for at least 2 years; or

(2)	Upon payment of a death benefit; or

(3)	On withdrawals of purchase payments that have been deposited for at least five years prior to the withdrawal date.

Will the Excess Withdrawal Charge be different for a partial withdrawal and a full withdrawal of the Contract?

Yes, we will waive the Excess Withdrawal Charge for partial withdrawals if the withdrawal is 10% or less of  purchase payments subject to an Excess Withdrawal Charge minus purchase payments previously withdrawn that were already subject to an Excess Withdrawal Charge; or any amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code.  Additionally, if you elect to take a partial withdrawal, we will deduct the withdrawal charge from your remaining Contract Value.

If you elect to take a full withdrawal in the first five years of your Contract, we will assess an Excess Withdrawal Charge on the entire amount surrendered, as permitted by state law.  We define a full withdrawal as:
•	Multiple withdrawals taken within a one-year period that depletes the entire Contract Value; or
•	Any single withdrawal of 90% or more of the Contract Value.

To determine how the charge will be assessed, please see the Partial Surrenders (Partial Redemptions) and Full Surrenders (Full Surrenders) section of this prospectus.

Are there tax consequences if I take withdrawals from my Contract?

All or a portion of any withdrawals may be subject to federal income taxes.  If you are less than 59 ½ and you take withdrawals from your Contract, you may be subject to an additional 10% penalty tax.  For additional information, please consult with your tax advisor.

Premium Tax Charges

What are premium taxes?

These are taxes assessed by states that we pay to the states related to your Contract and paid on your behalf.

How much is the charge and how is it deducted?

Premium tax rates currently range from 0% to 5%.  This range is subject to change.  The method used to assess premium taxes will be determined by us at our sole discretion in compliance with state law.  We will assess the charge against the purchase payments for any premium taxes levied by a state or other government entity.

If applicable, we will deduct premium taxes from the Contract either at:

(1)	the time the Contract is surrendered;

(2)	annuitization; or

(3)	such earlier date as we become subject to premium taxes.

Premium taxes may also be deducted from death benefit proceeds.

Optional Benefit

For an additional charge, the Spousal Continuation Option is the only optional benefit available to you.  This optional benefit may not be available in every state.  Unless otherwise indicated:

(1)	An optional benefit must be elected at the time of application;

(2)	An optional benefit, once elected, may not be terminated; and

(3)	the charges associated with this optional benefit will be assessed until annuitization.

Spousal Continuation Option

What is the Spousal Continuation Option?

This option allows your spouse to continue to receive Guaranteed Lifetime Withdrawals after you die, or,  if you have not elected to begin taking Guaranteed Lifetime Withdrawals prior your death, your spouse may elect to take these withdrawals at a future date.  The Spousal Continuation Option may not be available in every state.

How much does the Spousal Continuation Option cost and how is it deducted?

For an additional charge of 0.10% of the Guaranteed Lifetime Withdrawal Base, you may elect, only at the time of application, to add the Spousal Continuation Option.  This Option is not available for contracts issued as Charitable Remainder Trusts.  We assess this fee until annuitization.

What are the requirements associated with this option?

The Spousal Continuation Option allows your surviving spouse to continue to receive, for the duration of his/her lifetime, the benefit associated with Guaranteed Lifetime Withdrawals, provided that the following conditions are satisfied:

(1)	The Spousal Continuation Option must be elected at the time of application, and both spouses cannot be older than 85 years old at that time.

(2)
If your marriage terminates prior to both spouses reaching age 59 ½ , we will remove the option and the associated charge upon the Contract Owner’s written request and evidence of the marriage termination that is satisfactory to us.  Once the Spousal Continuation Option is removed from the Contract, the option may not be re-elected or added to cover a subsequent spouse.

(3)
If  withdrawals are taken after both spouses reach age 59 ½, and your marriage terminates due to divorce, dissolution, or annulment, the Contract Owner may not remove the Spousal Continuation Option from the Contract.

(4)
One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner.  For contracts issued as IRAs and Roth IRAs, only the person for whom the IRA or Roth IRA was established may be named as the Contract Owner.

(5)	Both spouses must be named as beneficiaries. For contracts owned by a revocable trust, one spouse must be the annuitant and the other spouse must be the contingent annuitant.

(6)	No person other than the spouse may be named as Contract Owner, annuitant, contingent annuitant or primary beneficiary.

(7)
The Contract Owner’s spouse must be named as the Contingent Annuitant.  This will affect the timing of the death benefit.  For additional information on how this affects the death benefit, please see the Death Benefit section.

(8)	Both spouses must be 59 ½ before they receive the benefits of Guaranteed Lifetime Withdrawals.

Ownership and Interests in the Contract

Contract Owner (You)

Prior to the annuitization date, you have all rights under the Contract, unless a joint Contract Owner is named.  If a joint Contract Owner is named, each joint Contract Owner has all rights under the Contract.  Purchasers who name someone other than themselves as the Contract Owner will have no rights under the Contract.

On the annuitization date, the annuitant becomes the Contract Owner, unless the Contract Owner is a Charitable Remainder Trust.  If the Contract Owner is a Charitable Remainder Trust, the Charitable Remainder Trust continues to be the Contract Owner after annuitization.

Contract Owners of Non-Qualified Contracts may name a new Contract Owner at any time before the annuitization date.  Any change of Contract Owner automatically revokes any prior Contract Owner designation.

Changes in Contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

Joint Contract Owner

Joint Contract Owners each own an undivided interest in the Contract.

Non-Qualified Contract Owners can name a joint Contract Owner at any time before annuitization.  However, joint Contract Owners must be spouses at the time joint Contract ownership is requested, unless state law requires Nationwide to allow non-spousal joint Contract Owners.

Generally, the exercise of any ownership rights under the Contract must be in writing and signed by both joint Contract Owners.  However, if a written election, signed by both Contract Owners, authorizing us to allow the exercise of ownership rights independently by either joint Contract Owner is submitted, we will permit joint Contract Owners to act independently.  If such an authorization is submitted, we will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either joint Contract Owner.

If either joint Contract Owner dies before the annuitization date, the Contract continues with the surviving joint contract owner as the remaining Contract Owner.  See the “Death Benefits” section for additional scenarios.

Contingent Owner

The contingent owner succeeds to the rights of a Contract Owner if a Contract Owner who is not the annuitant dies before the annuitization date, and there is no surviving joint Contract Owner.

If a Contract Owner who is the annuitant dies before the annuitization date, the contingent owner will not have any rights under the Contract, unless such contingent owner is also the beneficiary.

Annuitant

The annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends.  This person must be age 85 or younger at the time of Contract issuance, unless we approve a request for an annuitant of greater age.

Only Non-Qualified Contract Owners may name someone other than himself/herself as the annuitant.

Contingent Annuitant

If the annuitant dies before the annuitization date, the contingent annuitant becomes the annuitant.  The contingent annuitant must be age 85 or younger at the time the Contract is issued, unless we approve a request for a contingent annuitant of greater age.

If a contingent annuitant is named, all provisions of the Contract that are based on the annuitant’s death prior to the annuitization date will be based on the death of the last survivor of the annuitant and contingent annuitant.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who is entitled to the death benefit if the annuitant dies, and the contingent annuitant dies, if applicable, before the annuitization date and there is no joint Contract Owner.  The Contract Owner can name more than one beneficiary.  Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

A contingent beneficiary will succeed to the rights of the beneficiary if no beneficiary is alive when the annuitant dies.  The Contract Owner can name more than one contingent beneficiary.  Multiple contingent beneficiaries will share the death benefit equally, unless otherwise specified.

Changes to the Parties to the Contract

Prior to the annuitization date (and subject to any existing assignments), the Contract Owner may request to change the following:

•	Contract Owner (Non-Qualified Contracts only);

•	joint Contract Owner (must be the Contract Owner’s spouse);

•	contingent owner;

•	beneficiary; or

.

•	contingent beneficiary.

The Contract Owner may not change the annuitant or contingent annuitant.

You must submit the request to us in writing and we must receive the request at our home office before the annuitization date.  No change will be effective unless and until it is received and recorded at our home office.  Once we receive and record the change request, the change will be effective as of the date the written request was signed.

In addition to the above requirements, any request to change the Contract Owner must be signed by the existing Contract Owner and the person designated as the new Contract Owner.  We may require a signature guarantee
We reserve the right to reject any change request that would alter the nature of the risk that Nationwide assumed when it originally issued the Contract.

Operation of the Contract

Minimum Initial and Subsequent Purchase Payments

Type of Contracts	Minimum Initial Purchase Payment*	Minimum Subsequent Purchase Payments
		Automatic Electronic Payment**	Other Type of Payments
Non-Qualified, IRA, Roth IRA, SEP IRA, Simple IRA, Investment-Only, Charitable Remainder Trust	$25,000	$50	$500

*A Contract Owner will meet the minimum initial purchase payment requirement by making purchase payments equal to the required minimum over the course of the first Contract year.

**For subsequent purchase payments sent via electronic deposit, the minimum subsequent purchase payment is $50.

Subsequent purchase payments may not be permitted in all states.

The cumulative total of all purchase payments under Contracts issued by us on the life of any one annuitant cannot exceed $2,000,000 without our prior consent.  Our consent is contingent on a risk analysis that may involve a medical evaluation.

Pricing

Generally, we price accumulation unit values of the Sub-accounts on each day that the New York Stock Exchange is open.  (Pricing is the calculation of a new accumulation unit value that reflects that day’s investment experience.)

Accumulation units are not priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

•New Year’s Day	•Independence Day
•Martin Luther King, Jr. Day	•Labor Day
•Presidents’ Day	•Thanksgiving
•Good Friday	•Christmas
•Memorial Day

We also will not price purchase payments, surrenders or transfers if:

(1)	trading on the New York Stock Exchange is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the Variable Account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist.  On those days when the New York Stock Exchange is open and we are closed, Contract Value may change and Contract Owners may not have access to their accounts.

Application and Allocation of Purchase Payments

Initial Purchase Payments

Initial purchase payments will be priced at the accumulation unit value next determined no later than 2 business days after receipt of an order to purchase if the application and all necessary information are complete and are received at our home office before the close of the New York Stock Exchange, which generally occurs at 4:00 p.m. Eastern Time.  If the order is received after the close of the New York Stock Exchange, the initial purchase payment will be priced within 2 business days after the next business day.

If an incomplete application is not completed within 5 business days of receipt at our home office, the prospective purchaser will be informed of the reason for the delay.  The purchase payment will be returned to the prospective purchaser unless he or she specifically consents to allow us to hold the purchase payment until the application is completed.

Subsequent Purchase Payments

Any subsequent purchase payment received at our home office (along with all necessary information) before the close of the New York Stock Exchange will be priced at the accumulation unit value next determined after receipt of the purchase payment.  If a subsequent purchase payment is received at our home office (along with all the necessary information) after the close of the New York Stock Exchange, it will be priced at the accumulation unit value determined on the following business day.

Allocation of Purchase Payments

We allocate purchase payments to the Sub-accounts as instructed by you.  Shares of the underlying mutual funds allocated to the Sub-accounts are purchased at net asset value, then converted into accumulation units.
You can change future allocations to the Sub-accounts, however; no change may be made that would result in an amount less than 1% of the purchase payments being allocated to any Sub-account.  If we receive such a request, we will inform you that the allocation instructions are invalid and the contract’s allocations among the Sub-accounts prior to the request will remain in effect.  Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the Contract.

Determining the Contract Value.

The Contract Value is the value of amounts allocated to the Sub-accounts of the Variable Account.  If charges are assessed against the entire Contract Value, we will deduct a proportionate amount from each Sub-account.

Determining Variable Account Value – Valuing an Accumulation Unit

Sub-account allocations are accounted for in accumulation units.  Accumulation unit values (for each Sub-account) are determined by calculating the net investment factor for the underlying mutual funds for the current Valuation Period and multiplying that result with the accumulation unit values determined on the previous Valuation Period.

We use the net investment factor as a way to calculate the investment performance of a Sub-account from Valuation Period to Valuation Period.  For each Sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular Sub-account invests, including the charges assessed against that Sub-account for a Valuation Period.

The net investment factor for any particular Sub-account is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)	is the sum of:

(1)	the net asset value of the underlying mutual fund as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period).

(b)	is the net asset value of the underlying mutual fund determined as of the end of the preceding Valuation Period.

(c)	is a factor representing the daily total Variable Account charges. The factor is equal to an annualized rate of 0.40% of the daily net assets of the Variable Account.

Based on the change in the net investment factor, the value of an accumulation unit may increase or decrease.  Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying mutual fund shares because of the deduction of Variable Account charges.

Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from Valuation Period to Valuation Period.

Transfer Requests

You may submit transfer requests in writing, over the telephone, or via the internet.  We will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that we reasonably determined to be genuine.  We may restrict or withdraw the telephone and/or internet transfer privilege at any time.

Generally, Sub-account transfers will receive the accumulation unit value next determined after the transfer request is received.  However, if a Contract that is limited to submitting transfer requests via U.S. mail submits a transfer request via the internet or telephone pursuant to our one-day delay policy (as discussed below), the transfer will be executed on the next business day after the exchange request is received by us.

Transfer Restrictions

Neither the Contracts described in this prospectus nor the underlying mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-accounts (sometimes referred to as "market-timing" or "short-term trading").  A Contract Owner who intends to use an active trading strategy should consult his/her registered representative and request information on other Nationwide variable annuity contracts that offer underlying mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this Contract because the frequent movement between or among Sub-accounts may negatively impact other investors in the Contract.  Short-term trading can result in:

•	the dilution of the value of the investors’ interests in the underlying mutual fund;

•
underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this Contract from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. We make no assurances that all risks associated with short-term trading will be completely eliminated by these processes and/or restrictions.

We cannot guarantee that its attempts to deter active trading strategies will be successful.  If we are unable to deter active trading strategies, the performance of the Sub-accounts that are actively traded may be adversely impacted.

U.S. Mail Restrictions

We monitor transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a Contract may appear on these reports if you (or a third party acting on your behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring on a given trading day (Valuation Period).  For example, if you execute multiple transfers involving 10 underlying mutual funds in one day, this counts as one transfer event.  A single transfer occurring on a given trading day and involving only 2 underlying mutual funds will also count as one transfer event.

As a result of this monitoring process, we may restrict the method of communication by which transfer orders will be accepted.

In general, we will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
6 or more transfer events in one calendar quarter
Nationwide will mail a letter to the Contract Owner notifying them that:
(1)they have been identified as engaging in harmful trading practices; and
(2)if their transfer events exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Contract Owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in 2 consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the Contract Owner to submitting transfer requests via U.S. mail.

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfer events each January 1; however, see the "Other Restrictions" provision below.

Managers of Multiple Contracts

Some investment advisors/representatives manage the assets of multiple Nationwide contracts pursuant to trading authority granted or conveyed by multiple contract owners.  These multi-contract advisors will generally be required by us to submit all transfer requests via U.S. mail.

We may, as an administrative practice, implement a "one-day delay" program for these multi-contract advisors, which they can use in addition to or in lieu of submitting transfer requests via U.S. mail.  The one-day delay option permits multi-contract advisors to continue to submit transfer requests via the internet or telephone.  However, transfer requests submitted by multi-contract advisors via the internet or telephone will not receive the next available accumulation unit value.  Rather, they will receive the accumulation unit value that is calculated on the following business day.  Transfer requests submitted under the one-day delay program are irrevocable.  Multi-contract advisors will receive advance notice of being subject to the one-day delay program.

Other Restrictions

We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect Contract Owners, annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

Any restrictions that we implement will be applied consistently and uniformly.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any Nationwide Contract Owner;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

(3)
instruct us to restrict or prohibit further purchases or exchanges by Contract Owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the underlying mutual fund.  Nationwide and any affected Contract Owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or exchange requests.  If an underlying mutual fund refuses to accept a purchase or exchange request submitted by Nationwide, we will keep any affected Contract Owner in their current underlying mutual fund allocation.

Transfers Prior to Annuitization

A Contract Owner may request to transfer allocations among the Sub-accounts at any time.

Transfers After Annuitization

After annuitization, transfers among Sub-accounts may only be made on the anniversary of the Annuitization Date.

Right to Examine and Cancel

If the Contract Owner elects to cancel the Contract, her/she may return it to our home office within a certain period of time known as the “free look” period.  Depending on the state which the Contract was purchased, and, in some states, if the Contract was purchased as a replacement for another annuity, the free look period may be 10 days or longer.  For ease of administration, we will honor any free look cancellation received at our home office or postmarked within 30 days after the date the Contract was issued.

If the Contract Owner elects to cancel the Contract pursuant to the free look provision, where required by law, we will return the greater of the Contract Value or the amount of purchase payment(s) applied during the free look period, less any applicable federal  and state income tax withholding.

Liability of the Variable Account under this provision is limited to the Contract Value in each Sub-account on the date of revocation.  Any additional amounts refunded to the Contract Owner will be paid by Nationwide.

Surrender (Redemption) Prior to Annuitization

Prior to annuitization and before the annuitant’s death, you may generally surrender some or all of your Contract Value.  Surrenders from the Contract may be subject to federal income tax and/or a penalty tax.  See "Federal Income Taxes" in Appendix C: Contract Types and Tax Information.  Surrender requests must be in writing and we may require additional information.  When taking a full surrender, the Contract must accompany the written request.  We may require a signature guarantee.

We will pay any amounts surrendered from the Sub-accounts within 7 days, however; we may suspend or postpone payment when we are unable to price a purchase payment or transfer.  (See “Pricing”.)

Partial Surrenders (Partial Redemptions)

If a Contract Owner requests a partial surrender, we will surrender accumulation units from the Sub-accounts. The amount withdrawn from each investment option will be in proportion to the value in each option at the time of the surrender request.  For additional information on partial surrenders prior to turning 59 ½, see “Can I take a withdrawal before I am 59 ½ ?” in this prospectus.  For additional information on partial surrenders after reaching 59 ½, see “How do I begin receiving my Guaranteed Lifetime Withdrawal payments?” in this prospectus.  For additional information on how partial surrenders are affected by the Excess Withdrawal Charge, please see “Will the Excess Withdrawal Charge be different for a partial withdrawal and a full withdrawal of the Contract?” in this prospectus.

Partial Surrenders to Pay Investment Advisory Fees

Some Contract Owners utilize an investment advisor(s) to manage their assets, for which the investment advisor assesses a fee.  Investment advisors are not endorsed or affiliated with us and we make no representation as to their qualifications.  The fees for these investment advisory services are specified in the respective account agreements and are separate from and in addition to the Contract fees and expenses described in this prospectus.  Some Contract Owners authorize their investment advisor to take a partial surrender(s) from the Contract in order to collect investment advisory fees.  Surrenders taken from this Contract to pay advisory or investment management fees are subject to the provisions of the Contract and may be subject to income tax and/or tax penalties.

Full Surrenders (Full Redemptions)

Upon full surrender, the Contract Value may be more or less than the total of all purchase payments made to the Contract.

The Contract Value will reflect:

•	Variable Account charges;

•	underlying mutual fund charges; and

•	the investment performance of the underlying mutual funds.

Any charges that we assess on an annual basis will be prorated and deducted, and accumulation units will be redeemed proportionally from each Sub-account in which the Contract Owner is invested at the time the charge is taken.

We consider a full surrender to be:

•	multiple surrenders taken within a Contract year that deplete the entire Contract Value; or

•	any single net surrender of 90% or more of the Contract Value.

Full surrenders are subject to the Excess Withdrawal Charge provisions of the Contract, where permitted by state law.  (See “Will the Excess Withdrawal Charge be different for a partial withdrawal and a full withdrawal of the Contract?” in this prospectus).  While we offer you a privilege and allow you take partial withdrawals without assessing an Excess Withdrawal Charge, this privilege does not apply to full surrenders of the Contract.

Surrender (Redemption) After Annuitization

After the annuitization date, surrenders other than regularly scheduled annuity payments are not permitted.

Assignment

Contract rights are personal to the Contract Owner and may not be assigned without our written consent.  We reserve the right to refuse to recognize assignments that alter the nature of the risks that we assumed when we originally issued the contract.

A Non-Qualified Contract Owner may assign some or all rights under the Contract.  An assignment must occur before annuitization while the annuitant is alive.  Once proper notice of assignment is recorded by our home office, the assignment will become effective as of the date the written request was signed.

Investment-Only Contracts, IRAs, Roth IRAs, SEP IRAs, and Simple IRAs, may not be assigned, pledged or otherwise transferred except where allowed by law.

We are not responsible for the validity or tax consequences of any assignment.  We are not liable for any payment or settlement made before the assignment is recorded.  Assignments will not be recorded until we receive sufficient direction from the Contract Owner and the assignee regarding the proper allocation of Contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the Cash Value exceeds the investment in the Contract for the taxable year in which it was pledged or assigned.  Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire Contract Value may cause the portion of the Contract Value exceeding the total investment in the Contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

Contract Owner Services

Asset Rebalancing

Asset Rebalancing is the automatic reallocation of Contract Values to the Sub-accounts on a predetermined percentage basis.  Requests for Asset Rebalancing must be on our form.  Once you elect Asset Rebalancing, it will only be terminated upon specific instruction from the Contract Owner or if you transfer all of your Contract Value to a Static Asset Allocation Model.  Manual transfers will not automatically terminate the program.

Asset Rebalancing occurs every three months or on another frequency if permitted by us.  If the last day of the three-month period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, Asset Rebalancing will occur on the next business day.  Each Asset Rebalancing reallocation is considered a transfer event.

Contract Owners should consult a financial advisor to discuss the use of Asset Rebalancing.

Asset Rebalancing cannot be selected if you have selected one of the Static Asset Allocation Models as an investment option.

We reserve the right to stop establishing new Asset Rebalancing programs.

Systematic Withdrawals

Systematic Withdrawals allow Contract Owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis.  Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be in writing.

The withdrawals will be taken proportionately from the Sub-accounts unless you instruct us otherwise.  We will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the Contract Owner.  The Internal Revenue Service may impose a 10% penalty tax if the Contract Owner is under age 59½ unless the Contract Owner has made an irrevocable election of distributions of substantially equal payments.

An Excess Withdrawal Charge may apply to amounts taken through Systematic Withdrawals.  Please see "When will the Excess Withdrawl Charge not be assessed" in this prospectus for more information.

We reserve the right to stop establishing new Systematic Withdrawal programs.  Systematic Withdrawals are not available before the end of the ten-day free-look period.

Guaranteed Lifetime Withdrawals

Objective

Guaranteed Lifetime Withdrawals offer a steady stream of income regardless of market performance.

How does this feature help achieve this goal?

You can withdraw a guaranteed amount of money every year after you turn 59 ½. If you have elected the Spousal Continuation Option, and your spouse is also 59 ½, they can continue to receive the Guaranteed Lifetime Withdrawal Amount every year after the contract owner/annuitant’s death for the rest of their life. This amount is guaranteed even if your contract value falls to zero due to poor market performance.

How do Guaranteed Lifetime Withdrawals work?

Guaranteed Lifetime Withdrawals allow you to take withdrawals during the later of your life or your spouse’s lifetime, until annuitization or the death of the annuitant.   Each purchase payment you make into the Contract increases your Guaranteed Lifetime Withdrawal Base.  The amount of money you may withdraw without reducing your Guaranteed Lifetime Withdrawal Base is based on the amount of purchase payments you have contributed to your Contract, the length of time you own your Contract, and whether you are over the age of 59 ½.  Once you decide to take withdrawals from your Contract, we will refer to your withdrawal as your “Guaranteed Lifetime Withdrawal Amount.”  The Guaranteed Lifetime Withdrawal Amount is the maximum amount that you can withdraw from the Contract without reducing the Guaranteed Lifetime Withdrawal Base.  All Guaranteed Lifetime Withdrawals are subject to the Excess Withdrawal Charge.

The following Examples provide an illustration of how Guaranteed Lifetime Withdrawals work.

Assumptions for Scenario # 1 & Scenario #2
Contract issue date:                                                                            01/01/2007
Initial purchase payment amount:                                                    $100,000
First withdrawal date:                                                                         06/01/2007
Contract Owner’s age at first withdrawal:                                       65
Guaranteed Withdrawal Percentage:                                                5% of Guaranteed Lifetime Withdrawal Base

Scenario #1:
The following is the result if you withdraw your Guaranteed Lifetime Withdrawal Amount for the year assuming positive investment performance of the underlying investment options you selected:

Contract Value at 06/01/2007:                                                            $110,000
Guaranteed Lifetime Withdrawal Base:                                            $100,000
Guaranteed Lifetime Withdrawal Amount (annual):                      $5,000 ($100,000 x 5% Lifetime Withdrawal Percentage)

Withdrawal amount taken:                                                                 $5,000 ($100,000 x 5% Lifetime Withdrawal Percentage)

New Contract Value:                                                                            $105,000 (current Contract Value - withdrawal)
New Guaranteed Lifetime Withdrawal Base:                                    $100,000 (unchanged)

Scenario #2:
The following is the result if you withdraw your Guaranteed Lifetime Withdrawal Amount for the year assuming negative investment performance of the underlying investment options you selected:

Contract Value at 06/01/2007:                                                            $90,000
Guaranteed Lifetime Withdrawal Base:                                            $100,000
Guaranteed Lifetime Withdrawal Amount (annual):                      $5,000 ($100,000 x 5% Lifetime Withdrawal Percentage)
Withdrawal amount taken:                                                                 $5,000 ($100,000 x 5% Lifetime Withdrawal Percentage)
New Contract Value:                                                                           $85,000 (current Contract Value - withdrawal)
New Guaranteed Lifetime Withdrawal Base:                                   $100,000 (unchanged)

Does the Guaranteed Lifetime Withdrawal Base change or “step up?”

Yes.  Your initial purchase payment establishes your Guaranteed Lifetime Withdrawal Base.  Any subsequent purchase payment or withdrawals will immediately change your Guaranteed Lifetime Withdrawal Base.  After each Contract Anniversary, your Guaranteed Lifetime Withdrawal Base may increase based on the performance of each investment option you select.  We will allow you to reset your Guaranteed Lifetime Withdrawal Base at each Contract Anniversary based on the terms and conditions of this feature.  If the terms and conditions of this feature have not changed and your Contract Value exceeds the Guaranteed Lifetime Withdrawal Base on your Contract Anniversary, we will automatically reset your Guaranteed Lifetime Withdrawal Base.  We will notify you anytime the terms and conditions of this feature change by providing you with your current Contract Value and Guaranteed Lifetime Withdrawal Base information and will instruct you on how to elect to reset the Guaranteed Lifetime Withdrawal Base.  If you elect to reset the Guaranteed Lifetime Withdrawal Base, you will also be accepting the current terms and conditions of this feature. If terms and conditions have changed and you do not wish to accept them within 60 days after your Contract anniversary, we will assume that you do not wish to reset the Guaranteed Lifetime Withdrawal Base.  We reserve the right to modify or cancel your ability to automatically reset the Guaranteed Lifetime Withdrawal Base.

Can I take withdrawals before I am 59 ½?

Yes. If you have not yet reached 59 ½, you may still withdraw money from your Contract but your Guaranteed Lifetime Withdrawal Base will be affected.  Any withdrawal prior to 59 ½ will reduce your Guaranteed Lifetime Withdrawal Base by the greater of:

(1)	the dollar amount of the withdrawal; or

(2)	the ratio of the dollar amount withdrawn to the Contract Value, multiplied by your Guaranteed Lifetime Withdrawal Base.

Are there restrictions on how many purchase payments I may make?

You may submit subsequent purchase payments as long as the Contract Value is greater than zero.  We reserve the right to limit your purchase payments to $50,000 per year after your first Contract Anniversary.  Once the Contract Value falls to zero, the Contract Owner is no longer permitted to submit additional purchase payments or take withdrawals above the Guaranteed Lifetime Withdrawal Amount.

Anytime after the initial purchase payment, there may be instances where a subsequent purchase payment creates a financial risk that we are unwilling to bear.  If this occurs we may exercise our right to refuse your subsequent purchase payments.  If we exercise this right to refuse a purchase payment, you will be immediately notified via telephone and a letter will be sent with the returned purchase payment.

Are there restrictions on how I can invest?

No.  You may allocate your Contract Value to any of the investment options currently available in your Contract subject to the terms and conditions of the Contract.  You may reallocate the Contract Value among the investment options in accordance with the “Transfers Prior to Annuitization” section.

How do I begin receiving my Guaranteed Lifetime Withdrawal payments?

If you are 59 ½, you may begin receiving income by requesting a withdrawal from your Contract.  You will receive a percentage of your Lifetime Withdrawal Base based on the length of time you own your Contract.  If you wait until your fifth or tenth Contract Anniversary, you will receive a higher percentage of your Guaranteed Lifetime Withdrawal Base under the following increments:

# of Completed Years from Contract Issue Date	Lifetime Withdrawal Percentage
0 to 4 years	5% of your Guaranteed Lifetime Withdrawal Base
5 to 9 years	5.5% of your Guaranteed Lifetime Withdrawal Base
10+ years	6.0% of your Guaranteed Lifetime Withdrawal Base

When you choose to take withdrawals from your Contract once you attain age 59½, you will lock in your Guaranteed Lifetime Withdrawal Percentage based on one of the three percentages listed above.  At the time of your first withdrawal and at each Contract Anniversary, the percentage will be multiplied by the Lifetime Withdrawal Base to determine your Guaranteed Lifetime Withdrawal Amount for that year.   Once your Guaranteed Lifetime Withdrawal Base is locked in, it will not change unless you take withdrawals above your Guaranteed Lifetime Withdrawal Amount, elect a reset opportunity (see the paragraph “Does the Guaranteed Lifetime Withdrawal Base change or “step up”?” in this section) or submit additional purchase payments (see the paragraph “Are there restrictions on how many purchase payments I may make?” in this section).

The Guaranteed Lifetime Withdrawal Amount is the maximum amount that can be surrendered from your Contract before the next Contract Anniversary without reducing the Guaranteed Lifetime Withdrawal Base.  We will surrender accumulation units proportionally from the Sub-accounts as of the date we receive your written withdrawal request that is in good order.  The ability to withdraw the Guaranteed Lifetime Withdrawal Amount will continue until the earlier of your death or annuitization.

Although withdrawals up to the Guaranteed Lifetime Withdrawal Amount do not reduce the Guaranteed Lifetime Withdrawal Base, they do reduce your Contract Value and the death benefit, and are subject to the Excess Withdrawal Charge provisions of the Contract.

If you have elected the Spousal Continuation Option, please see “Can my spouse continue my withdrawal benefit?” in this section and the “Optional Benefit” section in the prospectus.

Where can I find additional information on the Excess Withdrawal Charge?

Please see the Excess Withdrawal Charge section under the Standard Charges and Deductions section earlier in this prospectus.

What happens if my withdrawals are above my Guaranteed Lifetime Withdrawal Amount?

You may withdraw more than the Guaranteed Lifetime Withdrawal Amount, provided that your Contract Value is greater than zero.  Withdrawals above your Guaranteed Lifetime Withdrawal Amount will reduce your Guaranteed Lifetime Withdrawal Base, and consequently, the Guaranteed Lifetime Withdrawal Amount calculated for subsequent years.  In the event of withdrawals above your Guaranteed Lifetime Withdrawal Amount, your Guaranteed Lifetime Withdrawal Base will be reduced by the greater of:

1.	the dollar amount of the withdrawal above the Guaranteed Lifetime Withdrawal Amount; or

2.
the ratio of the dollar amount of the withdrawal above the Guaranteed Lifetime Withdrawal Amount to the Contract Value (which has been reduced by the amount of  the  Guaranteed Lifetime Withdrawal Amount surrendered), multiplied by your  Guaranteed Lifetime Withdrawal Base.

When your Contract Value exceeds the current Guaranteed Lifetime Withdrawal Base, withdrawals above the Guaranteed Lifetime Withdrawal Amount will typically result in a dollar amount reduction to the Guaranteed Lifetime Withdrawal Base.  When your Contract Value is less than the current Guaranteed Lifetime Withdrawal Base, withdrawals above the Guaranteed Lifetime Withdrawal Amount will typically result in a proportional reduction to the Guaranteed Lifetime Withdrawal Base.

What if I want to meet my required minimum distribution under the Internal Revenue Code?

We provide a required minimum distribution privilege (RMD privilege) that allows you to surrender your Contract Value above the Guaranteed Lifetime Withdrawal Amount without reducing your Guaranteed Lifetime Withdrawal Base if such withdrawal is for the sole purpose of meeting Internal Revenue Code required minimum distributions for this Contract.  This RMD privilege does not apply to IRA Contract types owned by non-spousal beneficially owned Contracts.

In order to qualify for the RMD privilege, you must participate in our required minimum distribution program.  We reserve the right to modify or eliminate the RMD privilege if there is any change to the Internal Revenue Code or Internal Revenue Service rules relating to required minimum distributions, including the issuance of relevant Internal Revenue Service guidance.  If we exercise our right to modify or eliminate this privilege then any distribution above your Guaranteed Lifetime Withdrawal Amount will reduce your remaining current Guaranteed Lifetime Withdrawal Base.  We will notify you if we discontinue or eliminate the RMD privilege.

What happens if my Contract Value is zero?

Once the Contract Value falls to zero, you are no longer permitted to submit additional purchase payments or take withdrawals above the Guaranteed Lifetime Withdrawal Amount.

If your Contract Value totals zero but your Guaranteed Lifetime Withdrawal Base is greater than zero we will notify you of the following three options:

1)	You can continue to take withdrawals equal to your Guaranteed Lifetime Withdrawal Amount until your death;

a) If you have elected the Spousal Continuation Option, the withdrawals will continue until your spouse’s death;

2)	You may elect the Age-Based lump sum settlement option described below; or

3)	You may elect the Underwritten lump sum settlement option as described below.

You will have 60 days from the date of our notification letter to make an election.  Once you make an election, the election is irrevocable.  If you do not make an election within 60 days we will assume that you desire to continue to take Guaranteed Lifetime Withdrawals.

How does the Age-Based Lump Sum Settlement Option work?

Instead of continuing to take withdrawals after the Contract Value falls to zero and the Guaranteed Lifetime Withdrawal Base is greater than zero, we allow you to take an Age-Based lump sum settlement equal to your current Guaranteed Lifetime Withdrawal Amount multiplied by the Annual Benefit Multiplier listed below:

Contract Owner’s Age	Annual Benefit Multiplier
Up to Age 70	5.5
71-75	4.5
76-80	3.5
81-85	2.5
86-90	2.0
91-95	1.5
96+	1.0

If you have elected the Spousal Continuation Option and both spouses are alive on the date this option is elected we will use the age of the younger Contract Owner minus three years to determine the Annual Benefit Multiplier.

How does the Underwritten Lump Sum Settlement Option work?

You may choose an Underwritten lump sum settlement option after the Contract Value falls to zero and the Guaranteed Lifetime Withdrawal Base is greater than zero.  The Underwritten Lump Sum Settlement amount shall be based upon the attained age, sex, and health information you provide to us on a Nationwide form attested to by a certified physician of your choice. The Underwritten Lump Sum Settlement option will generally pay a larger amount than the Age-Based Lump Sum Settlement Option when you are healthier than the normal population. Regardless of age or health, the Underwritten Lump Sum Settlement amount will never be less than the Age-Based Lump Sum Settlement Option amounts shown in the chart above.

What happens if I annuitize my Contract?

Upon annuitization of your Contract, the charge associated with this option will no longer be assessed and all benefits associated with Guaranteed Lifetime Withdrawals will terminate.  Additionally, upon your death, the benefits associated with this option terminate (unless the Spousal Continuation Option was also elected).

Can my spouse continue to receive my withdrawal benefit?

Yes.  Please see “Spousal Continuation Option” in the Optional Benefit section of this prospectus for additional information.

Death Benefits

The chart shown describes who will receive the death benefit when the deceased is either the Contract Owner or annuitant.

Upon Death

If death occurs before Annuitization:

If the deceased is the …	and …	and …	then the …
Contract Owner	The Contract Owner is not the annuitant	There is a surviving joint contract owner	Surviving joint contract owner becomes the Contract Owner and no death benefit is paid.
Contract Owner	The Contract Owner is not the annuitant	There is a contingent owner but no surviving joint contract owner	Contingent owner becomes the Contract Owner and no death benefit is paid.
Contract Owner	The Contract Owner is not the annuitant	There is no surviving joint contract owner or surviving contingent owner	Estate of the last surviving Contract Owner becomes the new Contract Owner and no death benefit is paid.
Contract Owner	The Contract Owner is the annuitant	There is a surviving contingent annuitant	Surviving contingent annuitant becomes the annuitant and no death benefit is paid (1).
Contract Owner	The Contract Owner is the annuitant	There is a surviving joint contract owner	Death benefit is paid to the surviving joint contract owner.
Contract Owner	The Contract Owner is the annuitant	There is no surviving joint contract owner	Death benefit is paid to the beneficiary.
Contract Owner	The Contract Owner is the annuitant	There is no surviving joint contract owner and no surviving beneficiary	Death benefit is paid to the contingent beneficiary.
Contract Owner	The Contract Owner is the annuitant	There is no surviving joint contract owner, no surviving beneficiary and no surviving contingent beneficiary	Death benefit is paid to the estate of the Contract Owner.
Annuitant	The annuitant is not the Contract Owner	There is a surviving contingent annuitant	Surviving contingent annuitant becomes the annuitant and no death benefit is paid.
Annuitant	The annuitant is not the Contract Owner	There is no surviving contingent annuitant	Death benefit is paid to the beneficiary.
Annuitant	The annuitant is not the Contract Owner	There is no surviving contingent annuitant, no surviving beneficiary	Death benefit is paid to contingent beneficiary.
Annuitant	The annuitant is not the Contract Owner	There is no surviving contingent annuitant, no surviving beneficiary and no surviving contingent beneficiary	Death benefit is paid to the Contract Owner.
Annuitant	The annuitant is not the Contract Owner	There is no surviving contingent annuitant, no surviving beneficiary, no surviving contingent beneficiary and no surviving Contract Owner	Death benefit is paid to the last surviving Contract Owner’s estate.
(1)
If you selected the Spousal Continuation Option, the death benefit will not be paid until both spouses die.  This means that if you selected the Spousal Continuation Option, upon your death, your spouse will continue to receive Guaranteed Lifetime Withdrawals until their death or upon annuitization.  Only upon death of both spouses, will the death benefit be paid if you selected the Spousal Continuation Option.

If the Contract Owner and annuitant are the same, and the Contract Owner/annuitant dies before the annuitization date, then the contingent owner will not have any rights in the Contract unless the contingent owner is also the beneficiary.  If more than one beneficiary survives the annuitant, each beneficiary will share equally unless otherwise specified in the beneficiary designation on the Contract application.  If no beneficiaries are alive when the annuitant dies and more than one contingent beneficiary survives the annuitant, each contingent beneficiary will share equally unless otherwise specified in the beneficiary designation on the Contract application.

Death Benefits for Nonqualified Contracts with joint Contract Owners

For nonqualified Contracts where one owner is the annuitant and there is a joint Contract Owner, if the joint Contract Owner dies prior to the annuitization date, no death benefit is paid.  For nonqualified Contracts where one owner is the annuitant and there is a joint Contract Owner, if the Contract Owner, who is also the annuitant dies prior to the annuitization date, the death benefit will be paid to the surviving joint Contract Owner.

Death Benefit Payment

The recipient of the death benefit may elect to receive the death benefit:

(1)	in a lump sum;

(2)	as an annuity; or

(3)	in any other manner permitted by law and approved by us.

We will pay (or will begin to pay) the death benefit after we receive proof of death and death benefit payment instructions from the beneficiary.  If the recipient of the death benefit does not elect the form in which to receive the death benefit payment, we will pay a lump sum death benefit.  Contract Value will continue to be allocated according to the most recent allocation instructions until the death benefit is paid.

If the Contract has multiple beneficiaries entitled to receive a portion of the death benefit, the Contract Value will continue to be allocated according to the most recent allocation instructions until all death benefits are paid.  Amounts not paid will stay in most recent allocations until beneficiary instructs otherwise.

Death Benefit Calculations

The value of each component of the death benefit calculation will be determined as of the date of the annuitant’s death, except for the Contract Value component, which will be determined as of the date described in the applicable death benefit calculation.

If the annuitant dies prior to the annuitization date and the total of all purchase payments made to the Contract is less than or equal to $3,000,000, the standard death benefit will be the greater of:

(1)	the Contract Value as of the date that we receive all the information necessary to pay the death benefit;

(2)	the total of all purchase payments, less an adjustment for amounts withdrawn.

If the annuitant dies prior to the annuitization date and the total of all purchase payments made to the Contract is greater than $3,000,000, the standard death benefit will be determined using the following formula:

(A x F) + B(1 - F), where

A = the greater of:

(1)	the total of all purchase payments, less an adjustment for amounts withdrawn; or

(2)	the Contract Value as of the date that we receive all the information necessary to pay the death benefit.

B = the Contract Value as of the date that we receive all the information necessary to pay the death benefit;

F = the ratio of $3,000,000 to the total of all purchase payments made to the Contract.

The practical effect of this formula is that the beneficiary recovers a lesser percentage of purchase payments in excess of $3,000,000 than for purchase payments up to $3,000,000.  In no event will the beneficiary receive less than the Contract Value.

The adjustment for amounts withdrawn will reduce items (1) and (2) above in the same proportion that the Contract Value was reduced on the date(s) of the partial withdrawal(s).

Annuity Commencement Date

The annuity commencement date is the date which annuity payments are scheduled to begin.  Generally, you designate the annuity commencement date at the time you complete the application.  If you do not establish an annuity commencement date when you complete your application, we will establish the annuity commencement date as the date the annuitant reaches age 90 for Non-Qualified Contracts or the date you reach age 70½ for all other Contract types.

You may change the annuity commencement date before annuitization.  This change must be in writing and approved by us.  The annuity commencement date may not be later than the first day of the first calendar month after the annuitant’s 90th birthday unless approved by us.

Annuitizing the Contract

Annuitization Date

The annuitization date is the date that annuity payments begin.  The annuitization date will be the first day of a calendar month unless otherwise agreed.  The annuitization date must be at least 2 years after the Contract is issued, but may not be later than either:

•	the age (or date) specified in your Contract; or

•	the age (or date) specified by state law, where applicable.

On the annuitization date, the annuitant becomes the Contract Owner unless the Contract Owner is a Charitable Remainder Trust.

The Internal Revenue Code may require that distributions be made prior to the annuitization dates specified above see "Required Distributions" in Appendix C: Contract Types and Tax Information.

Annuitization

Annuitization is the period during which annuity payments are received by the annuitant.  It is irrevocable once payments have begun.  Upon arrival of the annuitization date, the annuitant must choose:

(1)	an annuity payment option; and

(2)	either a fixed payment annuity, variable payment annuity, or an available combination.

We guarantee that each payment under a fixed payment annuity will be the same throughout annuitization.  Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds chosen by you.

Variable Annuity Payments

Variable annuity payments will vary depending on the performance of the underlying mutual funds selected.

First Variable Annuity Payment

The following factors determine the amount of the first variable annuity payment:

•	the portion of purchase payments allocated to provide variable annuity payments;

•	the Variable Account value on the annuitization date;

•	the adjusted age and sex of the annuitant in accordance with the Contract;

•	the annuity payment option elected;

•	the frequency of annuity payments;

•	the annuitization date;

•	the assumed investment return (the net investment return required to maintain level variable annuity payments);

•	the deduction of applicable premium taxes; and

•	the date the Contract was issued.

Subsequent Variable Annuity Payments

Variable annuity payments after the first deposit will vary with the performance of the underlying mutual funds chosen by the Contract Owner after the investment performance is adjusted by the assumed investment return factor.

The dollar amount of each subsequent variable annuity payment is determined by taking the portion of the first annuity payment funded by a particular Sub-account divided by the annuity unit value for that Sub-account as of the annuitization date.  This establishes the number of annuity units provided by each Sub-account for each variable annuity payment after the first.

The number of annuity units for each Sub-account will remain constant, unless the Contract Owner transfers value from one underlying mutual fund to another.  After annuitization, transfers among Sub-accounts may only be made on the anniversary of the annuitization date.

The number of annuity units for each Sub-account is multiplied by the annuity unit value for that Sub-account for the valuation period for which the payment is due.  The sum of these results for all the Sub-accounts in which you invest establishes the dollar amount of the variable annuity payment.

Subsequent variable annuity payments may be more or less than the previous variable annuity payment, depending on whether the net investment performance of the elected underlying mutual funds is greater or lesser than the assumed investment return.

Assumed Investment Return

An assumed investment return is the net investment return required to maintain level variable annuity payments.  We use a 3.5% assumed investment return factor.  Therefore, if the net investment performance of each Sub-account in which the Contract Owner invests exactly equals 3.5% for every payment period, then each payment will be the same amount.  To the extent that investment performance is not equal to 3.5% for given payment periods, the amount of the payments in those periods will not be the same.  Payments will increase from one payment date to the next if the annualized net rate of return is greater than 3.5% during that time.  Conversely, payments will decrease from one payment to the next if the annualized net rate of return is less than 3.5% during that time.

We use the assumed investment rate of return to determine the amount of the first variable annuity payment.

Value of an Annuity Unit

Annuity unit values for Sub-accounts are determined by:

(1)
multiplying the annuity unit value for each Sub-account for the immediately preceding valuation period by the net investment factor for the Sub-account for the subsequent valuation period (see "Determining the Contract Value – Determining Variable Account Value – Valuing an Annuity Unit"); and then

(2)	multiplying the result from (1) by a factor to neutralize the assumed investment return factor.

Frequency and Amount of Annuity Payments

Annuity payments are based on the annuity payment option elected.

If the net amount to be annuitized is less than $2,000, we reserve the right to pay this amount in a lump sum instead of periodic annuity payments.

We reserve the right to change the frequency of payments if the amount of any payment becomes less than $100.  The payment frequency will be changed to an interval that will result in payments of at least $100.

Annuity payments will generally be received within 7 to 10 days after each annuity payment date.

Annuity Payment Options

The annuitant must elect an annuity payment option before the annuitization date.  If the annuitant does not elect an annuity payment option, a variable payment life annuity with a guarantee period of 240 months will be assumed as the automatic form of payment upon annuitization.  Once elected or assumed, the annuity payment option may not be changed.

Not all of the annuity payment options may be available in all states.  Additionally, the annuity payment options available may be limited based on the annuitant’s age or requirements under the Internal Revenue Code.

Annuity Payment Options for Contracts with Total Purchase Payments Less Than or Equal to $2,000,000

If, at the annuitization date, the total of all purchase payments made to the Contract is less than or equal to $2,000,000, the annuity payment options available are:

•	Single Life;

•	Standard Joint and Survivor; or

•	Single Life with a 20 Year Term Certain.

Each of the annuity payment options is discussed more thoroughly below.

Single Life

The Single Life annuity payment option provides for annuity payments to be paid during the lifetime of the annuitant.

Payments will cease with the last payment before the annuitant’s death.  For example, if the annuitant dies before the second annuity payment date, the annuitant will receive only one payment.  The annuitant will only receive two annuity payments if he or she dies before the third payment date, and so on.  No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Standard Joint and Survivor
The Standard Joint and Survivor annuity payment option provides for annuity payments to continue during the joint lifetimes of the annuitant and joint annuitant.  After the death of either the annuitant or joint annuitant, payments will continue for the life of the survivor.

Payments will cease with the last payment due prior to the death of the last survivor of the annuitant and joint annuitant.  As is the case of the Single Life annuity payment option, there is no guaranteed number of payments; therefore, it is possible that if the annuitant dies before the second annuity payment date, the annuitant will receive only one annuity payment.  No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Single Life with a 20 Year Term Certain

The Single Life with a 20 Year Term Certain provides for annuity payments to be paid for the greater of the lifetime of the annuitant or 20 years.  This means that if the annuitant elects to annuitize their Contract, the annuitant will receive at least 20 years of annuity payments, even if the annuitant dies prior to 20 years from the annuity date.  If the annuitant lives longer than 20 years from the annuitization date, the annuitant will continue receiving payments until the annuitant dies.

Any Other Option

Annuity payment options not set forth in this provision may be available.  Any annuity payment option not set forth in this provision must be approved by us.

Annuity Payment Options for Contracts with Total Purchase Payments Greater Than $2,000,000

If, at the annuitization date, the total of all purchase payments made to the Contract is greater than $2,000,000, we may limit the annuity payment option to the longer of:

(1)	a Fixed Life Annuity with a 20 Year Term Certain; or

(2)	a Fixed Life Annuity with a Term Certain to Age 95.

Additionally, we will limit the amount that may be annuitized on a single life to $5,000,000.  If the total amount to be annuitized is greater than $5,000,000, then, for the purpose of annuitization only, we will permit additional annuitants to be named.

Statements and Reports

We will mail you statements and reports.  Therefore, you should promptly notify us of any address change.

These mailings will contain:

•	statements showing the Contract’s quarterly activity;

•
confirmation statements showing transactions that affect the Contract's value.  Confirmation statements will not be sent for recurring transactions (i.e. salary reduction programs).  Instead, confirmation of recurring transactions will appear in the Contract’s quarterly statements; and

•	semi-annual and annual reports of allocated underlying mutual funds.

You can receive information from us faster and reduce the amount of mail they receive by signing up for our eDelivery program.  We will notify you by email when important documents (statements, prospectuses and other documents) are ready for you to view, print, or download from our secure server. To choose this option, go to www.nationwide.com/login.

You should review statements and confirmations carefully.  All errors or corrections must be reported to us immediately to assure proper crediting to the Contract.  Unless we are notified within 30 days of receipt of the statement, we will assume statements and confirmation statements are correct.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple Contract Owners in the same household, we will mail only one copy of each document, unless notified otherwise by the Contract Owner(s).  Household delivery will continue for the life of the Contracts.  Please call 1-866-223-0303 to resume regular delivery.  Please allow 30 days for regular delivery to resume.

Legal Proceedings

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and Nationwide does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. Nationwide does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on Nationwide’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on Nationwide’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than Nationwide.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. Nationwide has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by Nationwide. Nationwide has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by Nationwide and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations and proceedings may be commenced in the future. Nationwide and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, the use of side agreements and finite reinsurance agreements, and funding agreements backing the Nationwide’s MTN program. Nationwide is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of Nationwide’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Nationwide in the future.

On July 11, 2007, Nationwide was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiff seeks to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. Nationwide is currently evaluating this recently filed case but intends to defend this matter vigorously.

On November 15, 2006, Nationwide was named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The Class Period is from January 1, 1996 until the Class Notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, Nationwide filed a motion to dismiss.  On March 3, 2007, the plaintiffs filed their memorandum in opposition to the motion to dismiss that was filed by NFS, Nationwide and NRS. On March 23, 2007, Nationwide filed its response. Nationwide intends to defend this lawsuit vigorously.

On February 11, 2005, Nationwide was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the Court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The Court certified a class consisting of all residents of the United States and the Virgin Islands who, during the Class Period, paid premiums on a modal basis to Nationwide for term life insurance policies issued by Nationwide during the Class Period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are Nationwide; any parent, subsidiary or affiliate of Nationwide; all employees, officers and directors of Nationwide; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The Class Period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, Nationwide filed a motion for summary judgment. Oral argument on the motion for summary judgment is scheduled for August 31, 2007. Nationwide continues to defend this lawsuit vigorously.

On April 13, 2004, Nationwide was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of a Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in Nationwide’s annuities sub-accounts, any allegation based on Nationwide’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of Nationwide annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if Nationwide is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to Nationwide’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted Nationwide’s motion to dismiss the plaintiff’s complaint. The plaintiff appealed the District Court’s decision, and the issues have been fully briefed. Nationwide continues to defend this lawsuit vigorously.

On January 21, 2004, Nationwide was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, the plaintiff alleges that Nationwide and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Companies. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust and costs and disbursements, including attorneys’ fees. On December 30, 2005, Nationwide filed a motion for summary judgment. On June 15, 2006, the District Court granted Nationwide’s motion for summary judgment on all grounds and dismissed the plaintiff’s entire case with prejudice. On May 30, 2007, the Fifth Circuit Court of Appeals affirmed the District Court’s dismissal of the entire case. The plaintiff may appeal this decision to the United States Supreme Court. In the event the plaintiff elects this course of action, Nationwide will continue to defend this lawsuit vigorously.

On August 15, 2001, Nationwide was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from Nationwide. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that Nationwide breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by Nationwide, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. Nationwide’s motion to dismiss the plaintiffs’ fifth amended complaint is currently pending before the court. Nationwide continues to defend this lawsuit vigorously.

The general distributor, NISC, is not engaged in any litigation of any material nature.

Table of Contents of the Statement of Additional Information	Page
General Information and History	1
Services	1
Purchase of Securities Being Offered	2
Underwriters	2
Advertising	2
Annuity Payments	2
Condensed Financial Information	2

To learn more about this product, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI and to request other information about this product please call our Service Center at 1-800-848-6331 (TDD 1-800-238-3035) or write to us at Nationwide Life Insurance Company, 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the product.  Information about us and the product (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-3330

Securities Act of 1933 Registration File No.

Appendix A: Underlying Mutual Funds

The underlying mutual funds listed below are designed primarily as investments for variable annuity Contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to each underlying mutual fund’s prospectus for more detailed information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderate Fund: Class II
Investment Advisor:                                                           Nationwide Fund Advisors
Investment Objective:                                                        High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Advisor:                                                          Nationwide Fund Advisors
Investment Objective:                                                        Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Advisor:                                                        Nationwide Fund Advisors
Investment Objective:                                                      High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Appendix B: Condensed Financial Information

This annuity was first available for sale on May 1, 2008; therefore, no Condensed Financial Information is available.  The Statement of Additional Information is FREE OF CHARGE by:

calling:	1-800-848-6331, TDD 1-800-238-3035
writing:	Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522
checking
on-line at:	www.nationwide.com
.

Appendix C: Contract Types and Tax Information

Types of Contracts
The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code.  Following is a general description of the various Contract types.  Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on Contract type.

Charitable Remainder Trusts

Charitable Remainder Trusts are trusts that meet the requirements of Section 664 of the Internal Revenue Code.  Non-Qualified contracts that are issued to Charitable Remainder Trusts will differ from other Non-Qualified Contracts in three respects:

(1)
Waiver of Excess Withdrawal Charge.  In addition to the Excess Withdrawal Charge-free withdrawal privilege available to all contracts, Charitable Remainder Trusts may also withdraw the difference between:

(a)	the Contract Value on the day before the withdrawal; and

(b)	the total amount of purchase payments made to the Contract (less an adjustment for amounts surrendered).

(2)
Contract Ownership at annuitization.  On the annuitization date, if the Contract Owner is a Charitable Remainder Trust, the Charitable Remainder Trust will continue to be the Contract Owner and the annuitant will NOT become the Contract Owner.

(3)
Recipient of death benefit proceeds.  With respect to the death benefit proceeds, if the Contract Owner is a Charitable Remainder Trust, the death benefit is payable to the Charitable Remainder Trust.  Any designation in conflict with the Charitable Remainder Trust’s right to the death benefit will be void.

While these provisions are intended to facilitate a Charitable Remainder Trust's ownership of this Contract, the rules governing Charitable Remainder Trusts are numerous and complex.  A Charitable Remainder Trust that is considering purchasing this Contract should seek the advice of a qualified tax and/or financial advisor prior to purchasing the Contract.  An annuity that has a Charitable Remainder Trust endorsement is not a charitable remainder trust; the endorsement is merely to facilitate ownership of the Contract by a Charitable Remainder Trust.

Investment Only (Qualified Plans)

Contracts that are owned by Qualified Plans are not intended to confer tax benefits on the beneficiaries of the plan; they are used as investment vehicles for the plan.  The income tax consequences to the beneficiary of a Qualified Plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of Qualified Plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a Qualified Plan.

Individual Retirement Annuities (IRAs)

IRAs are contracts that satisfy the provisions of Section 408(b) of the Internal Revenue Code, including the following requirements:

•	the Contract is not transferable by the owner;

•	the purchase payments are not fixed;

•
if the Contract Owner is younger than age 50, the annual purchase payments cannot exceed $4,000; if the Contract Owner is age 50 or older, the annual purchase payment cannot exceed $5,000 (although rollovers of greater amounts from qualified plans, Tax Sheltered Annuities and other IRAs can be received);

•	certain minimum distribution requirements must be satisfied after the owner attains the age of 70½;

•	the entire interest of the owner in the Contract is nonforfeitable; and

•	after the death of the owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the Contract within the statutory period of time.

Depending on the circumstance of the owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.

IRAs may receive rollover contributions from other Individual Retirement Accounts, other Individual Retirement Annuities, Tax Sheltered Annuities, certain 457 governmental plans and qualified retirement plans (including 401(k) plans).

When the owner of an IRA attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made.  In addition, upon the death of the owner of an IRA, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire Contract Value within the required statutory period.  Due to recent changes in Treasury Regulations, the amount used to compute the mandatory distributions may exceed the Contract Value.

For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established.

Non-Qualified Contracts

A Non-Qualified Contract is a Contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an IRA, a Roth IRA, a SEP IRA, or a Simple IRA.

Upon the death of the owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the Contract within a required period.

Non-Qualified Contracts that are owned by natural persons allow the deferral of taxation on the income earned in the Contract until it is distributed or deemed to be distributed.  Non-Qualified Contracts that are owned by non-natural persons, such as trusts, corporations and partnerships are generally subject to current income tax on the gain earned inside the Contract, unless the non-natural person owns the Contract as an “agent” of a natural person.

Roth IRAs

Roth IRA contracts are contracts that satisfy the provisions of Section 408A of the Internal Revenue Code, including the following requirements:

•	the Contract is not transferable by the owner;

•	the purchase payments are not fixed;

•
if the Contract Owner is younger than age 50, the annual purchase payments cannot exceed $4,000; if the Contract Owner is age 50 or older, the annual purchase payments cannot exceed $5,000 (although rollovers of greater amounts from other Roth IRAs and IRAs can be received);

•	the entire interest of the owner in the Contract is nonforfeitable; and

•	after the death of the owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the Contract within the statutory period of time.

A Roth IRA can receive a rollover from an IRA; however, the amount rolled over from the IRA to the Roth IRA is required to be included in the owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA rollover  and additional income limitations for eligibility to rollover amounts from an IRA to a Roth IRA.

For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established.

Simplified Employee Pension IRAs (SEP IRA)

A SEP IRA is a written plan established by an employer for the benefit of employees which permits the employer to make contributions to an IRA established for the benefit of each employee.

An employee may make deductible contributions to a SEP IRA subject to the same restrictions and limitations as an IRA.  In addition, the employer may make contributions to the SEP IRA, subject to dollar and percentage limitations imposed by both the Internal Revenue Code and the written plan.

A SEP IRA plan must satisfy:

•	minimum participation rules;

•	top-heavy contribution rules;

•	nondiscriminatory allocation rules; and

•	requirements regarding a written allocation formula.

In addition, the plan cannot restrict withdrawals of non-elective contributions, and must restrict withdrawals of elective contributions before March 15th of the following year.

When the owner of SEP IRA attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made.  Due to recent changes in Treasury Regulations, the amount used to compute the minimum distributions may exceed the Contract Value. In addition, upon the death of the owner of a SEP IRA, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire Contract Value within the required statutory period.

Simple IRAs

A Simple IRA is an individual retirement annuity that is funded exclusively by a qualified salary reduction arrangement and satisfies:

•	vesting requirements;

•	participation requirements; and

•	administrative requirements.

The funds contributed to a Simple IRA cannot be commingled with funds in IRAs or SEP IRAs.

A Simple IRA cannot receive rollover distributions except from another Simple IRA.

When the owner of Simple IRA attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made. Due to recent changes in Treasury Regulations, the amount used to compute the minimum distributions may exceed the Contract Value.

In addition, upon the death of the owner of a Simple IRA, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire Contract Value within the required statutory period.

Federal Tax Considerations

Federal Income Taxes

The tax consequences of purchasing a Contract described in this prospectus will depend on:

•	the type of Contract purchased;

•	the purposes for which the Contract is purchased; and

•	the personal circumstances of individual investors having interests in the contracts.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation.  We do not guarantee the tax status of any contracts or any transactions involving the contracts.

Representatives of the Internal Revenue Service have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the Internal Revenue Service issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the Contract to not qualify for the desired tax treatment.  The Internal Revenue Service has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the Contract, when determining whether the Contract qualifies for the desired tax treatment.  The revenue ruling did not indicate the actual number of underlying mutual funds that would cause the Contract to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the Contract would no longer qualify for tax deferred treatment under Section 72 of the Internal Revenue Code, we will take whatever steps are available to remain in compliance.

If the Contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 40 1 and 408(a) of the Internal Revenue Code), tax advantages enjoyed by the Contract Owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity Contract.  Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the contracts.  In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes.  The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus.  Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed.  Nothing in this prospectus should be considered to be tax advice.  Contract Owners and prospective Contract Owners should consult a financial consultant, tax advisor or legal counsel to discuss the taxation and use of the contracts.

IRAs, SEP IRAs and Simple IRAs

Distributions from IRAs, SEP IRAs and Simple IRAs are generally taxed as ordinary income when received.  If any of the amount contributed to the Individual Retirement Annuity was nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.

If distributions of income from an IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10% is generally applicable.  (For Simple IRAs, the 10% penalty is increased to 25% if the distribution is made during the 2-year period beginning on the date that the individual first participated in the Simple IRA.)  The 10% penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Internal Revenue Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	used for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the Contract Owner dies before the Contract is completely distributed, the balance will be included in the Contract Owner’s gross estate for tax purposes.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions."  A "qualified distribution" is one that satisfies the five-year rule and meets one of the following requirements:

•	it is made on or after the date on which the Contract Owner attains age 59½;

•	it is made to a beneficiary (or the Contract Owner’s estate) on or after the death of the Contract Owner;

•	it is attributable to the Contract Owner’s disability; or

•	it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.

The five-year rule generally is satisfied if the distribution is not made within the five year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the owner.

A qualified distribution is not included in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA.  Any non-qualified distribution in excess of total contributions is includable in the Contract Owner’s gross income as ordinary income in the year that it is distributed to the Contract Owner.

Special rules apply for Roth IRAs that have proceeds received from an IRA prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10%.  The penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Internal Revenue Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the Contract Owner dies before the Contract is completely distributed, the balance will be included in the Contract Owner’s gross estate for tax purposes.

Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Annuity Contract that is owned by a natural person is not taxable until it is distributed from the Contract.

Distributions before the annuitization date are taxable to the Contract Owner to the extent that the cash value of the Contract exceeds the Contract Owner’s investment in the Contract at the time of the distribution.  In general, the investment in the Contract is equal to the purchase payment made with after-tax dollars.  Distributions, for this purpose, include full and partial surrenders, any portion of the Contract that is assigned or pledged, amounts borrowed from the Contract, or any portion of the Contract that is transferred by gift.  For these purposes, a transfer by gift may occur upon annuitization if the Contract Owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income.  The amount excludable is based on the ratio between the Contract Owner’s investment in the Contract and the expected return on the Contract.  Once the entire investment in the Contract is recovered, all distributions are fully includable in income.  The maximum amount excludable from income is the investment in the Contract.  If the annuitant dies before the entire investment in the

Contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the Contract, then the unrecovered investment in the Contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same Contract Owner during the same calendar year will be treated as one annuity Contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982.  For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the Contract as of that date.  A distribution in excess of the amount of the investment in the Contract as of August 14, 1982, will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the Contract Owner reaches age 59½.  The amount of the penalty is 10% of the portion of any distribution that is includable in gross income.  The penalty tax does not apply if the distribution is:

•	the result of a Contract Owner’s death;

•	the result of a Contract Owner’s disability, (as defined in the Internal Revenue Code);

•
one of a series of substantially equal periodic payments made over the life (or life expectancy) of the Contract Owner or the joint lives (or joint life expectancies) of the Contract Owner and the beneficiary selected by the Contract Owner to receive payment under the annuity payment option selected by the Contract Owner; or

•	is allocable to an investment in the Contract before August 14, 1982.

If the Contract Owner dies before the Contract is completely distributed, the balance will be included in the Contract Owner’s gross estate for tax purposes.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals.  Different rules (the so-called "non-natural persons" rules) apply if the Contract Owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code.  Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned.  Taxation is not deferred, even if the income is not distributed out of the Contract.  The income is taxable as ordinary income, not capital gain.

The non-natural persons rules do not apply to all entity-owned contracts.  For purposes of the rule that annuity contracts that are owned by non-natural persons are not treated as annuity contracts for tax purposes, a Contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual.  This would cause the Contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral.  However, this exception does not apply when the non-natural person is an employer that holds the Contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural persons rules also do not apply to contracts that are:

•	acquired by the estate of a decedent by reason of the death of the decedent;

•	issued in connection with certain qualified retirement plans and individual retirement plans;

•	purchased by an employer upon the termination of certain qualified retirement plans; or

•	immediate annuities within the meaning of Section 72(u) of the Internal Revenue Code.

If the annuitant dies before the Contract is completely distributed, the balance may be included in the annuitant’s gross estate for tax purposes, depending on the obligations that the non-natural owner may have owed to the annuitant.

Guaranteed Lifetime Withdrawals.  Although the tax treatment is not clear, if you take a withdrawal from your Contract before the annuitization date, we intend to treat the following amount of the withdrawal as a taxable distribution:

The greater of :

1. (a) minus (c) or

2. (b) minus (c),

where (a) is your account value immediately before the distribution, (b) is your Guaranteed Lifetime Withdrawal Amount immediately before the distribution, and (c) is the remaining investment in the Contract.

In certain circumstances, this treatment with respect to Guaranteed Lifetime Withdrawals could result in your account value being less than your investment in the Contract after such a withdrawal. If you subsequently surrender your Contract under such circumstances, you would have a loss that may be deductible. If you purchase this Contract in an IRA , additional distributions may be required to satisfy the minimum distribution requirements. Please consult your tax advisor.

Withholding

Pre-death distributions from the contracts are subject to federal income tax.  We will withhold the tax from the distributions unless the Contract Owner requests otherwise.

In addition, under some circumstances, the Internal Revenue Code will not permit Contract Owners to waive withholding.  Such circumstances include:

•	if the payee does not provide us with a taxpayer identification number; or

•	if we receive notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a Contract Owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding.  The mandatory back-up withholding rate is established by Section 3406 of the Internal Revenue Code and is applied against the amount of income that is distributed.

Non-Resident Aliens

Generally, a pre-death distribution from a Contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed.  We are required to withhold this amount and send it to the Internal Revenue Service.  Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies.  In order to obtain the benefits of such a treaty, the non-resident alien must:

(1)	Provide us with a properly completed withholding certificate claiming the treaty benefit of a lower tax rate or exemption from tax; and

(2)	provide us with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, we will withhold 30% of income from the distribution.

Another exemption from the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

(1)	the distribution is connected to the non-resident alien’s conduct of business in the United States;

(2)	the distribution is includable in the non-resident alien’s gross income for United States federal income tax purposes; and

(3)	provide us with a properly completed withholding certificate claiming the exemption.

Note that these distributions would be subject to the same withholding rules that are applicable to payments to United States persons, including back-up withholding, which is currently at a rate of 28%, if a correct taxpayer identification number is not provided.

Federal Estate, Gift and Generation Skipping Transfer Taxes

The following transfers may be considered a gift for federal gift tax purposes:

•	a transfer of the Contract from one Contract Owner to another; or

•	a distribution to someone other than a Contract Owner.

Upon the Contract Owner’s death, the value of the Contract may be subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require us to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any.  A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

a)	an individual who is two or more generations younger than the Contract Owner; or

b)	certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the Contract Owner).

If the Contract Owner is not an individual, then for this purpose only, "Contract Owner" refers to any person:

•	who would be required to include the Contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

•	who is required to report the transfer of the Contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, we will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

Charge for Tax

We are not required to maintain a capital gain reserve liability on Non-Qualified Contracts.  If tax laws change requiring a reserve, we may implement and adjust a tax charge.

Diversification

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts.  A variable annuity Contract that does not meet these diversification requirements will not be treated as an annuity, unless:

•	the failure to diversify was accidental;

•	the failure is corrected; and

•	a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the Contract Owner if the income, for the period the Contract was not diversified, had been received by the Contract Owner.

If the violation is not corrected, the Contract Owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her Contract.  We believe that the investments underlying this Contract meet these diversification requirements.

Tax Changes

The foregoing tax information is based on our understanding of federal tax laws.  It is NOT intended as tax advice.  All information is subject to change without notice.  You should consult with your personal tax and/or financial advisor for more information.

In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted.  EGTRRA made numerous changes to the Internal Revenue Code, including the following:

•      generally lowering federal income tax rates;

•	increasing the amounts that may be contributed to various retirement plans, such as IRAs, Tax Sheltered Annuities and Qualified Plans;

•	increasing the portability of various retirement plans by permitting IRAs, Tax Sheltered Annuities, Qualified Plans and certain governmental 457 plans to "roll" money from one plan to another;

•	eliminating and/or reducing the highest federal estate tax rates;

•	increasing the estate tax credit; and

•	for persons dying after 2009, repealing the estate tax.

In 2006, the Pension Protection Act of 2006 made permanent the EGTRRA provisions noted above that increase the amounts that may be contributed to various retirement plans and that increase the portability of various retirement plans. However, all of the other changes resulting from EGTRRA are scheduled to "sunset," or become ineffective, after December 31, 2010 unless they are extended by additional legislation.  If changes resulting from EGTRRA are not extended, beginning January 1, 2011, the Internal Revenue Code will be restored to its pre-EGTRRA form.

This creates uncertainty as to future tax requirements and implications.  Please consult a qualified tax or financial advisor for further information relating to EGTRRA and other tax issues.

Required Distributions

Any distribution paid that is NOT due to payment of the death benefit may be subject to a Excess Withdrawal Charge.

The Internal Revenue Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus.  Following is an overview of the required distribution rules applicable to each type of Contract.  Please consult a qualified tax or financial advisor for more specific required distribution information.

Required Distributions – General Information

In general, a beneficiary is an individual or other entity that the Contract Owner designates to receive death proceeds upon the Contract Owner’s death.  The distribution rules in the Internal Revenue Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from IRAs, SEP IRAs, Simple IRAs, and Roth IRAs after the death of the annuitant, or that are made from Non-Qualified Contracts after the death of the Contract Owner.  A designated beneficiary is a natural person who is designated by the Contract Owner as the beneficiary under the Contract.  Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is zero.

Life expectancies and joint life expectancies will be determined in accordance with the relevant guidance provided by the Internal Revenue Service and the Treasury Department, including but not limited to Treasury Regulation 1.72-9 and Treasury Regulation 1.401(a)(9)-9.

Required distributions paid upon the death of the Contract Owner are paid to the beneficiary or beneficiaries stipulated by the Contract Owner.  How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries.  For Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period are those in effect on the date of the Contract Owner’s death.  For contracts other than Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period do not have to be determined until December 31 of the year following the Contract Owner’s death.  If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period.  Any beneficiary that is not a designated beneficiary has a life expectancy of zero.

Required Distributions for Non-Qualified Contracts

Internal Revenue Code Section 72(s) requires us to make certain distributions when a Contract Owner dies.  The following distributions will be made in accordance with the following requirements:

(1)
If any Contract Owner dies on or after the annuitization date and before the entire interest in the Contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the Contract Owner's death.

(2)
If any Contract Owner dies before the annuitization date, then the entire interest in the Contract (consisting of either the death benefit or the Contract Value reduced by charges set forth elsewhere in the Contract) will be distributed within 5 years of the Contract Owner’s death, provided however:

(a)
any interest payable to or for the benefit of a designated beneficiary may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary.  Payments must begin within one year of the Contract Owner's death unless otherwise permitted by federal income tax regulations; and

(b)
if the designated beneficiary is the surviving spouse of the deceased Contract Owner, the spouse can choose to become the Contract Owner instead of receiving a death benefit.  Any distributions required under these distribution rules will be made upon that spouse’s death.

In the event that the Contract Owner is not a natural person (e.g., a trust or corporation), for purposes of these distribution provisions:

(a)	the death of the annuitant will be treated as the death of a Contract Owner;

(b)	any change of annuitant will be treated as the death of a Contract Owner; and

(c)	in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any Contract exempt from Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.

Required Distributions for IRAs, SEP IRAs, Simple IRAs and Roth IRAs

Distributions from an IRA, SEP IRA or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70½.  Distributions may be paid in a lump sum or in substantially equal payments over:

(a)	the life of the Contract Owner or the joint lives of the Contract Owner and the Contract Owner’s designated beneficiary; or

(b)
a period not longer than the period determined under the table in Treasury Regulation 1.401(a)(9)-9, which is the deemed joint life expectancy of the Contract Owner and a person 10 years younger than the Contract Owner.  If the designated beneficiary is the spouse of the Contract Owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the Contract Owner and the Contract Owner’s spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Treasury Regulation 1.401(a)(9)-9.

For IRAs, SEP IRAs and Simple IRAs, required distributions do not have to be withdrawn from this Contract if they are being withdrawn from another IRA, SEP IRA or Simple IRA of the Contract Owner.

If the Contract Owner’s entire interest in an IRA, SEP IRA or Simple IRA will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date.  The required beginning date is April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70½.  The rules for Roth IRAs do not require distributions to begin during the Contract Owner’s lifetime, therefore, the required beginning date is not applicable to Roth IRAs.

Due to recent changes in Treasury Regulations, the amount used to compute the minimum distribution requirement may exceed the Contract Value.

If the Contract Owner dies before the required beginning date (in the case of an IRA, SEP IRA or Simple IRA) or before the entire Contract Value is distributed (in the case of Roth IRAs), any remaining interest in the Contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the Contract Owner’s spouse, the applicable distribution period is the surviving spouse’s remaining life expectancy using the surviving spouse’s birthday for each distribution calendar year after the calendar year of the Contract Owner’s death.  For calendar years after the death of the Contract Owner’s surviving spouse, the applicable distribution period is the spouse’s remaining life expectancy using the spouse’s age in the calendar year of the spouse’s death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse’s death;

(b)
if the designated beneficiary is not the Contract Owner’s surviving spouse, the applicable distribution period is the designated beneficiary’s remaining life expectancy using the designated beneficiary’s birthday in the calendar year immediately following the calendar year of the Contract Owner’s death, reduced by one for each calendar year that elapsed thereafter; and

(c)	if there is no designated beneficiary, the entire balance of the Contract must be distributed by December 31 of the fifth year following the Contract Owner’s death.

If the Contract Owner dies on or after the required beginning date, the interest in the IRA, SEP IRA or Simple IRA must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the Contract Owner’s spouse, the applicable distribution period is the surviving spouse’s remaining life expectancy using the surviving spouse’s birthday for each distribution calendar year after the calendar year of the Contract Owner’s death.  For calendar years after the death of the Contract Owner’s surviving spouse, the applicable distribution period is the spouse’s remaining life expectancy using the spouse’s age in the calendar year of the spouse’s death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse’s death;

(b)
if the designated beneficiary is not the Contract Owner’s surviving spouse, the applicable distribution period is the designated beneficiary’s remaining life expectancy using the designated beneficiary’s birthday in the calendar year immediately following the calendar year of the Contract Owner’s death, reduced by one for each calendar year that elapsed thereafter; and

(c)
if there is no designated beneficiary, the applicable distribution period is the Contract Owner’s remaining life expectancy using the Contract Owner’s birthday in the calendar year of the Contract Owner’s death, reduced by one for each year thereafter.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

For IRAs, SEP IRAs and Simple IRAs, all or a portion of each distribution will be included in the recipient’s gross income and taxed at ordinary income tax rates.  The portion of a distribution that is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution.  The owner of an IRA, SEP IRA or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non taxable distributions for all years, and the total balance of all IRAs, SEP IRAs or Simple IRAs.

Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions."

STATEMENT OF ADDITIONAL INFORMATION
May 1, 2008
Flexible Premium Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company
through its Nationwide Variable Account-II

This Statement of Additional Information is not a prospectus.  It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated May 1, 2008.  The prospectus may be obtained from Nationwide Life Insurance Company by writing 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522, or calling 1-800-848-6331, TDD 1-800-238-3035.

Table of Contents of the Statement of Additional Information	Page
General Information and History	1
Services	1
Purchase of Securities Being Offered	2
Underwriters	2
Advertising	2
Annuity Payments	2
Condensed Financial Information	2

General Information and History

The Nationwide Variable Account-II is a separate investment account of Nationwide Life Insurance Company ("Nationwide").  Nationwide is a member of the Nationwide group of companies.  All of Nationwide's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS.  Nationwide Corporation is a holding company, as well.  All of its common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $160 billion as of December 31, 2006.

Services

Nationwide, which has responsibility for administration of the contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of Contract issued to each Contract Owner and records with respect to the Contract Value.

The custodian of the assets of the Variable Account is Nationwide.  Nationwide will maintain a record of all purchases and redemptions of shares of the underlying mutual funds.  Nationwide, or its affiliates may have entered into agreements with the underlying mutual funds and/or their affiliates.  The agreements relate to services furnished by Nationwide or an affiliate of Nationwide.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for Contract Owners to execute trades in the funds.  Nationwide also acts as a limited agent for the fund for purposes of accepting the trades.

See “Underlying Mutual Fund Payments” located in the prospectus.

Distribution, Promotional, and Sales Expenses

In addition to or partially in lieu of commission, Nationwide may pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market Nationwide's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities, such as training and education, that may contribute to the promotion and marketing of Nationwide's products.  Nationwide makes certain assumptions about the amount of marketing allowance it will pay and takes these assumptions into consideration when it determines the charges that will be assessed under the contracts.  For the contracts described in the prospectus, Nationwide assumed 0.50% (of the premium received) for marketing allowance when determining the charges for the contracts.  The actual amount of the marketing allowance may be higher or lower than this assumption.  If the actual amount of marketing allowance paid is more than what was assumed, Nationwide will fund the difference.  Nationwide generally does not profit from any excess marketing allowance if the amount assumed was higher than what is actually paid.  Any excess would be spent on additional marketing for the contracts.  For more information about marketing allowances or how a particular selling firm uses marketing allowances, please consult with your registered representative.

1

Independent Registered Public Accounting Firm

The financial statements of Nationwide Variable Account-II and the consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries will be provided by subsequent amendment.  Additionally, consent by our auditors will be provided by subsequent amendment.

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”).

Underwriters

The contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For contracts issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.  During the fiscal years ended December 31, 2006, 2005 and 2004, no underwriting commissions were paid by Nationwide to NISC.

Advertising

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the Sub-accounts in accordance with SEC prescribed calculations.  Performance information is annualized.  However, if a Sub-account has been available in the Variable Account for less than one year, the performance information for that Sub-account is not annualized.

Performance information is based on historical earnings and is not intended to predict or project future results.

Standardized performance will reflect the maximum Variable Account charges possible under the Contract, the Contract Maintenance Charge, and the standard Withdrawal Charge schedule.  Non-standardized performance, which will be accompanied by standardized performance, will reflect other expense structures contemplated under the Contract.  The expense assumptions will be stated in the advertisement.

Additional Materials

Nationwide may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials.

Performance Comparisons

Each Sub-account may, from time to time, include in advertisements the ranking of its performance figures compared with performance figures of other annuity contracts’ Sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

Annuity Payments

See "Frequency and Amount of Annuity Payments" located in the prospectus.

Condensed Financial Information

All of the Sub-Accounts were added to the Variable Account on May 1, 2008; therefore, no Condensed Financial Information is available.

2

PART C. OTHER INFORMATION

Item 24.                 Financial Statements and Exhibits

(a)         Financial Statements:  To be Filed by Subsequent Amendment

Item 24.                 (b) Exhibits

(1)	Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Attached hereto.

(2)	Not Applicable

(3)
Underwriting or Distribution of contracts between the Depositor and NISC as Principal Underwriter – Filed with Post-Effective Amendment No. 16 on April 30, 2007 (File No. 333-103093) as Exhibit - 3 and hereby incorporated by reference.

(4)	The form of the variable annuity Contract – Attached hereto.

(5)	Variable Annuity Application – Attached hereto.

(6)	Articles of Incorporation of Depositor – Filed with Post-Effective Amendment No. 16 on April 30, 2007 (File No. 333-103093) as Exhibit 99 and hereby incorporated by reference.

(7)	Not Applicable

(8)	(a)
Nationwide Variable Insurance Trust Fund Participation Agreement - Filed with Pre-Effective Amendment No. 1 on July 17, 2007 (File No. 333-140608) as Exhibit (h)(12)(a) and hereby incorporated by reference.

(b)
Nationwide Variable Insurance Trust Administrative Services Agreement – Filed with Pre-Effective Amendment No. 1 on July 17, 2007 (File No. 333-140608) as Exhibit (i)(10) and hereby incorporated by reference.

(9)	Opinion of Counsel –Attached hereto.

(10)	Consent of Independent Registered Public Accounting Firm – To be filed by Subsequent Amendment.

(11)	Not Applicable

(12)	Not Applicable

(99)	Power of Attorney – Attached hereto.

Item 25.                      Directors and Officers of the Depositor

Chairman of the Board and Director	Arden L. Shisler
Chief Executive Officer and Director	W. G. Jurgensen
President and Chief Operating Officer	Mark R. Thresher
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Financial, Investments and Strategy	Robert A. Rosholt
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer	Timothy G. Frommeyer
Senior Vice President-Chief Investment Officer	Gail G. Snyder
Senior Vice President-CIO Strategic Investments	Gary I. Siroko
Senior Vice President-Corporate Relations	Gregory S. Lashutka
Senior Vice President-Corporate Strategy	J. Stephen Baine
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Enterprise Chief Risk Officer	Brian W. Nocco
Senior Vice President-Health and Productivity	Holly R. Snyder
Senior Vice President-In Retirement Business Head	Keith I. Millner
Senior Vice President-Individual Protection Business Head	Peter A. Golato
Senior Vice President-Information Technology	Srinivas Koushik
Senior Vice President-Internal Audits	Kelly A. Hamilton
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-NF Systems	R. Dennis Noice
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President - Nationwide Bank	Anne L. Arvia
Senior Vice President-Property and Casualty Claims	David R. Jahn
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	James R. Burke
Senior Vice President-Property and Casualty Human Resources	Gale V. King
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Vice President-Assistant to the CEO and Secretary	Thomas E. Barnes
Director	Joseph A. Alutto
Director	James G. Brocksmith, Jr.
Director	Keith W. Eckel
Director	Lydia M. Marshall
Director	Donald L. McWhorter
Director	David O. Miller
Director	Martha Miller de Lombera
Director	James F. Patterson
Director	Gerald D. Prothro
Director	Alex Shumate

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 26.                      Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1717 Advisory Services, Inc.	Pennsylvania		The company was formerly registered as an investment advisor and is currently inactive.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
1717 Capital Management Company*	Pennsylvania		The company is registered as a broker-dealer and investment advisor.
1717 Insurance Agency of Massachusetts, Inc.	Massachusetts		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Massachusetts.
1717 Insurance Agency of Texas, Inc.	Texas		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Texas.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
AID Finance Services, Inc.	Iowa		The company operates as a holding company.
ALLIED General Agency Company	Iowa		The company acts as a general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
Allnations, Inc.	Ohio		The company engages in promoting, extending, and strengthening cooperative insurance organizations throughout the world.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company (f.k.a Nationwide Atlantic Insurance Company)	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Audenstar Limited	England and Wales		The company is an investment holding company.
BlueSpark, LLC	Ohio		The company is currently inactive.
Cal-Ag Insurance Services, Inc.	California		The company is an insurance agency.
CalFarm Insurance Agency	California		The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and other various commercial liability coverages in Texas.
Corviant Corporation	Delaware
The purpose of the company is to create a captive distribution network through which affiliates can sell multi-manager investment products, insurance products and sophisticated estate planning services.

Crestbrook Insurance Company* (f.k.a. CalFarm Insurance Company)	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		This company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
F&B, Inc.	Iowa		The company is an insurance agency that places business with carriers other than Farmland Mutual Insurance Company and its affiliates.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Financial Settlement Services Agency, Inc.	Ohio		The company is an insurance agency in the business of selling structured settlement products.
FutureHealth Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
FutureHealth Holding Company	Maryland		The company provides population health management.
FutureHealth Technologies Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
Gartmore Distribution Services, Inc.*	Delaware		The company is a limited purpose broker-dealer.
Gartmore Investor Services, Inc.	Ohio		The company provides transfer and dividend disbursing agent services to various mutual fund entities.
Gartmore Morley Capital Management, Inc.	Oregon		The company is an investment advisor and stable value money manager.
Gartmore Mutual Fund Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gartmore S.A. Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gates, McDonald & Company	Ohio		The company provides services to employers for managing workers' compensation matters and employee benefits costs.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers' compensation and self-insured claims administration services to employers with exposure in New York.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
GatesMcDonald DTAO, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTNHP, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTC, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald Health Plus Inc.*	Ohio		The company provides medical management and cost containment services to employers.
GVH Participacoes e Empreedimientos Ltda.	Brazil		The company acts as a holding company.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company serves as a holding company for foreclosure entities.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
Morely & Associates, Inc. (f.k.a. Gartmore Morley & Associates, Inc.)	Oregon		The company brokers or places book-value maintenance agreements (wrap contracts) and guarantee investment contracts for collective investment trusts and accounts.
Morley Financial Services, Inc. (f.k.a. Gartmore Morley Financial Services, Inc.)	Oregon		The company is a holding company.
Mullen TBG Insurance Agency Services, LLC	Delaware		The company is a joint venture between TBG Insurance Services Corporation and MC Insurance Agency Services LLC. The Company provides financial products and services to executive plan participants.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England
This is a limited liability company organized for profit under the Companies Act of 1948 of England for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds.  This company is currently inactive.

Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company provides property and casualty insurance products.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as a holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Global Asset Management, Inc. (f.k.a. Gartmore Global Asset Management, Inc.)	Delaware		The company operates as a holding company.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending agency custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan act of 1933.

Nationwide Better Health, Inc.	Ohio		The company is a holding company for the health and productivity operations of Nationwide.
Nationwide Cash Management Company*	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other Nationwide corporations, foundations, and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.
Nationwide Document Solutions, Inc. (f.k.a. ALLIED Document Solutions, Inc.)	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC (f.k.a. Gartmore Emerging Managers, LLC)	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company's purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of Massachusetts	Massachusetts		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of New Mexico	New Mexico		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust's sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Financial Sp. Zo.o	Poland		The company is currently inactive.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Finance, LLC	Ohio		The company acts as a support company for Nationwide Global Holdings, Inc. in its international capitalization efforts.
Nationwide Global Funds	Luxembourg		This company issues shares of mutual funds.
Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc. (f.k.a. Gartmore Global Ventures, Inc.)	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide Insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company underwrites general property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business except life insurance.
Nationwide International Underwriters	California		The company is a special risk, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma		This is a limited purpose broker-dealer and acts as an investment advisor.
Nationwide Life and Annuity Company of America**	Delaware		The company provides individual life insurance products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing, and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products, and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania		The company provides individual life insurance and group annuity products.
Nationwide Life Insurance Company of Delaware*	Delaware		The company insures against personal injury, disability or death resulting from traveling, sickness or other general accidents, and every type of insurance appertaining thereto.
Nationwide Lloyds	Texas		The company markets commercial and residential property insurance in Texas.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Management Systems, Inc.	Ohio		The company offers a preferred provider organization and other related products and services.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Properties, Ltd.	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investments.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in direct marketing of property and casualty insurance products.
Nationwide Securities, Inc.*	Ohio		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC (f.k.a. Gartmore Separate Accounts, LLC)	Delaware		The company acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Nationwide Services Sp. Zo.o.	Poland		The company is currently inactive.
Newhouse Capital Partners, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Capital Partners II, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Special Situations Fund I, LLC	Delaware
The company owns and manages contributed securities in order to achieve long-term capital appreciation from the contributed securities and through investments in a portfolio of other equity investments in financial service and other related companies.

NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.'s distribution companies.
NGH UK, Ltd.*	United Kingdom		The company is currently inactive.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NorthPointe Capital LLC	Delaware		The company acts as a registered investment advisor.
NWD Investment Management, Inc. (f.k.a. Gartmore Global Investments, Inc.)	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust (f.k.a. Gartmore Global Asset Management Trust)	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC (f.k.a. GGI MGT LLC)	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		This company is an insurance agency.
Provestco, Inc.	Delaware		The company serves as a general partner in certain real estate limited partnerships invested in by Nationwide Life Insurance Company of America.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Quick Sure Auto Agency, Inc.	Texas		The company is an insurance agency and operates as an employee agent "storefront" for Titan Insurance Services.
RCMD Financial Services, Inc.	Delaware		The company is a holding company.
Registered Investment Advisors Services, Inc.	Texas		The company facilitates third-party money management services for plan providers.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview Alternative Investment Advisors, LLC (f.k.a. Gartmore Riverview, LLC)	Delaware		The company provides investment management services to a limited number of institutional investors.
Riverview Alternative Investment Advisors II LLC (f.k.a. Gartmore riverview II, LLC)	Delaware		The company is a holding company.
Riverview International Group, Inc.	Delaware		The company is a holding company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Advisory Services Corporation (d.b.a. TBG Advisors)	California		The company is an investment advisor.
TBG Aviation, LLC	California		The company holds an investment in a leased airplane and maintains an operating agreement with Flight Options.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
TBG Financial & Insurance Services Corporation*	California
The company consults with corporate clients and financial institutions on the development and implementation of proprietary and/or private placement insurance products for the financing of executive benefit programs and individual executive's estate planning requirements.  As a broker dealer, TBG Financial & Insurance Services Corporation provides access to institutional insurance investment products.

TBG Financial & Insurance Services Corporation of Hawaii	Hawaii		The corporation consults with corporate clients and financial institutions on the development and implementation of proprietary, private placement and institutional insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
TBG Insurance Services Corporation*	Delaware		The company markets and administers executive benefit plans.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Agency, Inc. (d.b.a. Arlans Agency)	Michigan		The company is an insurance agency that primarily sells non-standard automobile insurance for Titan Insurance Company in Michigan.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Holdings Service Corporation	Texas		The company is currently inactive.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		This is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Titan National Auto Call Center, Inc.	Texas		The company is licensed as an insurance agency that operates as an employee agent "call center" for Titan Indemnity Company.
Union Bond & Trust Company (f.k.a. Gartmore Trust Company)	Oregon		The company is an Oregon state bank with trust powers.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Financial Corporation	Delaware		The company acts as a holding company specifically for holding insurance companies of Victoria group of companies.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria Insurance Agency, Inc.	Ohio		The company is an insurance agency that acts as a broker for independent agents appointed with the Victoria companies in the State of Ohio.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
Vida Seguradora SA	Brazil		The company operates as a licensed insurance company in the categories of life and unrestricted private pension plan in Brazil.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

Item 27.            Number of Contract Owners

  Not Applicable

Item 28.           Indemnification

Provision is made in Nationwide’s Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.           Principal Underwriter

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

Multi-Flex Variable Account	Nationwide VL Separate Account-C
Nationwide Variable Account	Nationwide VL Separate Account-D
Nationwide Variable Account-II	Nationwide VL Separate Account-G
Nationwide Variable Account-4	Nationwide VLI Separate Account-2
Nationwide Variable Account-5	Nationwide VLI Separate Account-3
Nationwide Variable Account-6	Nationwide VLI Separate Account-4
Nationwide Variable Account-7	Nationwide VLI Separate Account-5
Nationwide Variable Account-8	Nationwide VLI Separate Account-6
Nationwide Variable Account-9	Nationwide VLI Separate Account-7
Nationwide Variable Account-10
Nationwide Variable Account-11
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(b)	Directors and Officers of NISC:

President	Keith J. Kelly
Senior Vice President, Treasurer and Director	James D. Benson
Vice President	Karen R. Colvin
Vice President	Scott A. Englehart
Vice President	Charles E. Riley
Vice President	Trey Rouse
Vice President and Assistant Secretary	Thomas E. Barnes
Vice President-Chief Compliance Officer	James J. Rabenstine
Assistant Treasurer	Terry C. Smetzer
Director	John L. Carter

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.          Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.          Management Services

Not Applicable

Item 32.           Undertakings

The Registrant hereby undertakes to:

(a)
file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)
include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Nationwide represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-II, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 7th day of November, 2007.

NATIONWIDE VARIABLE ACCOUNT-II
       (Registrant)
NATIONWIDE LIFE INSURANCE COMPANY
        (Depositor)

By /s/ W. MICHAEL STOBART
W. Michael Stobart

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of November, 2007.

W. G. JURGENSEN
W. G. Jurgensen, Director and Chief Executive Officer
ARDEN L. SHISLER
Arden L. Shisler, Chairman of the Board
JOSEPH A. ALUTTO
Joseph A. Alutto, Director
JAMES G. BROCKSMITH, JR.
James G. Brocksmith, Jr., Director
KEITH W. ECKEL
Keith W. Eckel, Director
LYDIA M. MARSHALL
Lydia M. Marshall, Director
DONALD L. MCWHORTER
Donald L. McWhorter, Director
MARTHA MILLER DE LOMBERA
Martha Miller de Lombera, Director
DAVID O. MILLER
David O. Miller, Director
JAMES F. PATTERSON
James F. Patterson, Director
GERALD D. PROTHRO
Gerald D. Prothro, Director
ALEX SHUMATE
Alex Shumate, Director
By /s/ W. MICHAEL STOBART
W. Michael Stobart
Attorney-in-Fact